Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

COLUMBIA BANKING SYSTEM, INC.

WEST COAST BANCORP

and

SUB (as defined herein)

Dated as of September 25, 2012

i

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER		30

4.1	Corporate Organization	31
4.2	Capitalization	31
4.3	Authority; No Violation	33
4.4	Consents and Approvals	33
4.5	Reports	33
4.6	Financial Statements	34
4.7	Broker’s Fees	34
4.8	Absence of Changes	35
4.9	Compliance with Applicable Law	35
4.10	Employee Benefit Plans	35
4.11	Approvals	37
4.12	Purchaser Information	37
4.13	Legal Proceedings	37
4.14	Material Contracts	37
4.15	Environmental Matters	38
4.16	Taxes	38
4.17	Reorganization	39
4.18	Properties	39
4.19	Insurance	39
4.20	Accounting and Internal Controls	39
4.21	Derivatives	40
4.22	Related Party Transactions	40
4.23	Labor	40
4.24	Financing	41
4.25	Loan Matters	41
4.26	Community Reinvestment Act Compliance	41
4.27	No Additional Representations	42

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		42

5.1	Conduct of Businesses Prior to the Effective Time	42
5.2	Company Forbearances	42
5.3	Purchaser Forbearances	45

ARTICLE VI. ADDITIONAL AGREEMENTS		46

6.1	Regulatory Matters	46
6.2	Access to Information	48
6.3	Shareholder Approval	48
6.4	Nasdaq Listing	49
6.5	Employee Matters	49
6.6	Indemnification; Directors’ and Officers’ Insurance	51
6.7	Exemption from Liability Under Rule 16(b)-3	52
6.8	No Solicitation	52
6.9	Takeover Laws	54
6.10	Financial Statements and Other Current Information	54
6.11	Notification of Certain Matters	54
6.12	Purchaser’s Board of Directors	54
6.13	Company Trust Preferred Securities; FHLB Borrowing	54
6.14	Formation of Sub; Accession	54

ARTICLE VII. CONDITIONS PRECEDENT		55

7.1	Conditions to Each Party’s Obligation to Effect the Merger	55
7.2	Conditions to Obligations of Purchaser	55
7.3	Conditions to Obligations of Company	56

ARTICLE VIII. TERMINATION AND AMENDMENT		56

8.1	Termination	56
8.2	Effect of Termination	58
8.3	Fees and Expenses	58
8.4	Amendment	60
8.5	Extension; Waiver	60

ARTICLE IX. GENERAL PROVISIONS		60

9.1	Closing	60
9.2	Nonsurvival of Representations, Warranties and Agreements	60
9.3	Notices	60
9.4	Interpretation	61
9.5	Counterparts	61
9.6	Entire Agreement	61
9.7	Governing Law; Jurisdiction	61
9.8	Waiver of Jury Trial	62
9.9	Publicity	62
9.10	Assignment; Third-Party Beneficiaries	62
9.11	Specific Performance	62
9.12	Disclosure Schedule	62

Exhibit A – Form of Principal Shareholder Stock Conversion, Voting and Support Agreement

Exhibit B – Form of Company Voting and Non-Competition Agreement

Exhibit C – Form of Purchaser Voting Agreement

Exhibit 1.4(g) – Adjusted Company’s Tangible Shareholders’ Equity Calculation

Exhibit 6.6(b) – Tail Policy

INDEX OF DEFINED TERMS

Section
Adverse Change of Recommendation	8.1(c)
Adjusted Company’s Tangible Shareholders’ Equity	1.4(g)
Aggregate Consideration	1.4(c)
Agreement	Preamble
Appraisal Laws	1.4(f)
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
Book-Entry Share	1.4(d)
Cash Designated Shares	2.1(e)(ii)(3)
Cash Election Shares	2.1(b)
Cash Percentage	2.1(b)
Certificate	1.4(d)
Closing	9.1
Closing Date	9.1
Closing Price Change Ratio	8.1(e)(ii)
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.5(f)
Company Acquisition Proposal	6.8(d)
Company Articles	3.1(b)
Company Board Recommendation	6.3(a)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)(i)
Company Common Stock	3.2(a)
Company Diluted Share(s)	1.4(c)
Company Disclosure Schedule	9.12(a)
Company Leased Properties	3.21(b)
Company Licensed Intellectual Property	3.20(e)(iii)
Company Owned Intellectual Property	3.20(e)(iv)
Company Owned Properties	3.21(a)
Company Preferred Stock	3.2(a)
Company Proxy Statement	3.4(c)
Company Real Property	3.21(b)
Company Real Property Documents	3.21(e)
Company Restricted Shares	1.7
Company SEC Reports	3.5(b)
Company Severance Plan	6.5(b)
Company Shareholder Approval	3.3(a)
Company Shareholder Meeting	6.3(a)
Company Stock Option	1.5
Company Stock Plans	1.6
Company Superior Proposal	6.8(d)
Company Support Agreements	Recitals
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	6.2(b)
Continuing Employees	6.5(a)
Controlled Group Liability	3.11(g)
Converted Option	1.5(b)
Converted Options Adjustment	1.4(c)

Section
Derivative Contract	3.24
Determination Date	8.1(e)(ii)
Determination Period	8.1(e)(ii)
DPC Common Shares	1.4(a)(i)
Effective Time	1.2
Election Deadline	2.1(b)
Election Statement	2.1(a)
Employee Benefit Plan	3.11(a)
End Date	8.1(b)(ii)
Environmental Laws	3.17(a)(iii)
Equivalent Preferred Shares	1.4(h)
Equivalent Preferred Stock	1.4(c)
Equivalent Warrant	1.5(c)
Equivalent Warrants Adjustment	1.4(c)
ERISA	3.11(a)
ERISA Affiliate	3.11(f)
Exchange Act	3.5(b)
Exchange Agent	2.2(a)
Exchange Agent Agreement	2.2(a)
Exchange Fund	2.2(b)
Exchange Ratio	1.4(c)
Exchangeable Shares	1.4(c)
FDIC	3.1(c)
Federal Reserve	3.4(b)
Final Index Price	8.1(e)
Form S-4	3.4(c)
GAAP	3.6(a)(iv)
Governmental Entity	3.4(b)
Indemnified Parties	6.6(a)
Index Change Ratio	8.1(e)(ii)
Initial Index Price	8.1(e)(ii)
Intellectual Property	3.20(e)(i)
In-the-Money Stock Option	1.4(c)
IRS	3.18
IT Assets	3.20(e)(ii)
Joint Proxy Statement	3.4(c)
Law	3.3(b)
Letter of Transmittal	2.3(a)
Liens	3.2(c)
Loans	3.25(a)
Material Adverse Effect	3.8
Material Contract	3.16(a)
Merger Consideration	1.4(b)
Merger(s)	Recitals
Mixed Cash Shares	2.1(b)
Mixed Election Shares	2.1(b)
Mixed Stock Shares	2.1(b)
Mortgage Vendors	3.25(j)
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Nasdaq	3.4(a)

v

Section
No Election Shares	2.1(b)
Notice of Superior Proposal	6.8(c)(ii)
OBCA	1.1(a)
Oregon Articles of Merger	1.2
Oregon Secretary	1.2
Per Share Cash Consideration	1.4(b)
Per Share Consideration	1.4(c)
Per Share Stock Consideration	1.4(b)
Perfected Dissenting Shares	1.4(f)
Permitted Encumbrances	3.21(a)
Premium Cap	6.6(b)
Pricing Differential	8.1(e)(ii)
Principal Shareholder Support Agreement(s)	Recitals
Purchaser Disclosure Schedule	9.12(a)
Proposed Dissenting Shares	1.4(f)
Purchaser	Preamble
Purchaser Bylaws	4.1(b)
Purchaser Articles	4.1(b)
Purchaser Average Closing Price	1.4(c)
Purchaser Benefit Plan	4.10(a)
Purchaser Board Recommendation	6.3(b)
Purchaser Capitalization Date	4.2(a)
Purchaser Leased Properties	4.18
Purchaser Loan(s)	4.25(a)
Purchaser Owned Properties	4.18
Purchaser Preferred Stock	4.2(a)
Purchaser Proxy Statement	3.4(c)
Purchaser Real Property	4.18
Purchaser SEC Reports	4.5(b)
Purchaser Shareholder Approval	4.3(a)
Purchaser Shareholder Meeting	6.3(b)
Purchaser Stock Plans	4.2(a)
Purchaser Termination Fee	8.3(c)(ii)
Record Date	2.1(a)
Regulatory Agencies	3.5(a)
Regulatory Agreement	3.9(c)
Regulatory Approvals	3.4(b)
Requisite Regulatory Approvals	7.1(e)
Sarbanes-Oxley Act	3.5(b)
SEC	3.4(c)
Second Step Merger	Recitals
Securities Act	3.2(a)(iii)
Series B Preferred Stock	3.2(a)
Significant Subsidiary	4.1(c)
Six Months Date	1.4(g)
Special Mention Loan	3.25(e)
SRO	3.4(a)
Stock Designated Shares	2.1(e)(i)(3)
Stock Election Shares	2.1(b)
Stock Percentage	2.1(b)
Sub	6.14

Section
Subsidiary	3.1(c)
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Laws	3.10
Tax	3.18
Tax Return	3.18
Taxes	3.18
Total Cash Amount	1.4(c)
Total Cash Pool	1.4(c)
Total Stock Amount	1.4(c)
Total Stock Consideration	1.4(c)
Total Stock Pool	1.4(c)
Trade Secrets	3.20(e)(i)
Treasury Department	3.11(i)
Trust Account Common Shares	1.4(a)(i)
Voting Debt	3.2(a)(iii)
Warrant Adjustment Amount	1.4(c)
Warrant and Option Proceeds	1.4(c)
Warrant Cash Pool	1.4(c)
Warrant Stock Pool	1.4(c)
Washington Articles of Merger	1.12
Washington Secretary	1.12
WBCA	1.12
Withdrawn Dissenting Shares	1.4(f)
Withdrawal Liability	3.11(f)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 25, 2012 (this “Agreement”), is by and among Columbia Banking System, Inc., a Washington corporation (“Purchaser”), West Coast Bancorp, an Oregon corporation (“Company”), and, from and after its accession to this Agreement in accordance with Section 6.16, Sub, an Oregon corporation (as defined herein).

RECITALS

A.    The respective Boards of Directors of Purchaser, Company and Sub have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction provided for in this Agreement.

B.    On the terms and subject to the conditions set forth in this Agreement, Sub will merge with and into Company (the “Merger”), with Company as the surviving corporation (sometimes referred to in its capacity as such as the “Surviving Corporation”).

C.    As soon as reasonably practicable following the Merger and as part of a single integrated transaction, Purchaser shall cause the Surviving Corporation to be merged with and into Purchaser (the “Second Step Merger,” and together with the Merger, the “Mergers”), with Purchaser as the surviving corporation in the Second Step Merger (sometimes referred to in such capacity as the “Surviving Company”).

D.    The parties intend that the Mergers, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

E.    In connection with the execution and delivery of this Agreement by the parties hereto, MFP Partners, L.P., GF Financial, L.L.C., and Castle Creek Capital Partners IV, LP have entered into Stock Conversion, Voting and Support Agreements (the “Principal Shareholder Support Agreements”), each dated as of the date hereof and substantially in the form attached hereto as Exhibit A, with Purchaser.

F.    In connection with the execution and delivery of this Agreement by the parties hereto, the directors of Company set forth on Exhibit B hereto have entered into a Voting and Non-Competition Agreement (together with the Principal Shareholder Support Agreements, the “Company Support Agreements”) with Purchaser and Company, dated as of the date hereof and substantially in the form attached hereto as Exhibit B.

G.    In connection with the execution and delivery of this Agreement by the parties hereto, the directors and officers of Purchaser set forth on Exhibit C hereto have entered into a Voting Agreement with Purchaser and the Company, each dated as of the date hereof and substantially in the form attached hereto as Exhibit C.

H.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

MERGER

1.1    The Merger.

(a)    Subject to the terms and conditions of this Agreement, in accordance with the Oregon Business Corporation Act (the “OBCA”), at the Effective Time, Sub shall merge with and into Company in the Merger. Company shall be the Surviving Corporation in the Merger and shall continue its existence under the laws of the State of Oregon. As of the Effective Time, the separate corporate existence of Sub shall cease.

(b)    Subject to the prior written consent of Company and the proviso in Section 8.4, Purchaser may at any time change the method of effecting the combination; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of Company or the tax treatment of the parties pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2    Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Purchaser shall cause to be filed with the Secretary of State of the State of Oregon (the “Oregon Secretary”), in accordance with the OBCA, articles of merger (“Oregon Articles of Merger”) relating to the Merger. The Merger shall become effective as of the date and time specified in the Oregon Articles of Merger. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Oregon Articles of Merger.

1.3    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the OBCA.

1.4    Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Company, Sub or the shareholders of any of the foregoing:

(a)    Company and Sub Common Stock.

(i)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Company, Purchaser or any wholly-owned subsidiary of the Company or Purchaser (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Company Common Stock held, directly or indirectly, by the Company or Purchaser in respect of a debt previously contracted (any such shares, “DPC Common Shares”) shall be cancelled and shall cease to exist, and no stock of Purchaser or other consideration shall be delivered in exchange therefor.

(ii)    Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

(b)    Company Exchangeable Stock. Each Exchangeable Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.4(a)(i) and other than Perfected Dissenting Shares, Proposed Dissenting Shares and Withdrawn Dissenting Shares which shall treated as set forth in Section 1.4(f) to the extent applicable) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.1(b), either: (i) a number of shares of Purchaser Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”), or (ii) cash in an amount equal to the Per Share Consideration (the “Per Share Cash Consideration”) or (iii) a unit consisting of Purchaser Common Stock and cash in the amount set forth in Section 2.1(b) (such unit, together with the Per

Share Stock Consideration, the Per Share Cash Consideration and any cash in lieu of fractional shares as specified in Section 2.3(f), the “Merger Consideration”). For the avoidance of doubt, shares of Series B Preferred Stock will be treated as set forth in Section 1.4(h) and Class C Warrants will be treated as set forth in Section 1.5(c).

(c)    For purposes of this Agreement:

“Aggregate Consideration” means the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

“Company Diluted Shares” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Company Restricted Shares), plus shares issuable upon conversion of the Series B Preferred Stock (including the shares of Series B Preferred Stock issuable upon exercise of the Class C Warrants, assuming delivery of cash in respect of the exercise price thereof) and the In-the-Money Stock Options.

“Converted Options Adjustment” is the diluted amount of shares of Purchaser Common Stock issuable under the treasury stock method of In-the-Money Stock Options that become Converted Options pursuant to Section 1.5(b).

“Equivalent Preferred Stock” means the total amount of shares of Purchaser Common Stock issuable upon conversion of all outstanding Equivalent Preferred Shares subsequent to the Closing Date.

“Equivalent Warrants Adjustment” is the diluted amount of shares of Purchaser Common Stock issuable upon conversion of the Series B Preferred Stock issuable under the exercise terms (assuming exercise and conversion on the Closing Date) of the Class C Warrants that are deemed Equivalent Warrants pursuant to Section 1.5(c).

“Exchange Ratio” means the quotient obtained by dividing (A) the Per Share Consideration by (B) the Purchaser Average Closing Price, and rounding the quotient to the nearest ten-thousandth.

“Exchangeable Shares” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (which, for the avoidance of doubt, shall include the Company Restricted Shares) and shares of Company Common Stock issuable upon conversion of Series B Preferred Stock (including the shares of Series B Preferred Stock issuable upon exercise of the Class C Warrants).

“In-the-Money Stock Option” means each Company Stock Option outstanding immediately prior to the Effective Time with an exercise price that is less than the Per Share Consideration.

“Per Share Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (a) the sum of (i) the Aggregate Consideration and (ii) the Warrant and Option Proceeds by (b) the Company Diluted Shares.

“Purchaser Average Closing Price” means the volume weighted average price of the Purchaser Common Stock on the Nasdaq Stock Exchange reporting system (based on “regular way” trading) for the twenty (20) trading days starting on the 25th day before the Effective Time.

“Total Cash Amount” means $264,468,650, plus (x) the amount of any Company earnings determined pursuant to Section 1.4(g), plus (y) aggregate proceeds received by the Company from the exercise after the date of this Agreement and before the Effective Time of any outstanding Company Stock Option, less (z) any amounts paid to holders of Company Stock Options that were exercised after the date of this Agreement and before the Effective Time; provided, however, that if the Purchaser Average Closing Price declines as described in Section 8.1(e), the Total Cash Amount may, in the Purchaser’s sole discretion, be increased as set forth in Section 8.1(e).

“Total Cash Pool” means Total Cash Amount less the Warrant Cash Pool.

“Total Stock Amount” means 12,809,525 shares of Purchaser Common Stock.

“Total Stock Consideration” means the product obtained by multiplying (x) the Total Stock Amount by (y) the Purchaser Average Closing Price.

“Total Stock Pool” means Total Stock Amount less (i) the Converted Options Adjustment, (ii) the Warrant Stock Pool and (iii) the Equivalent Preferred Stock.

“Warrant Adjustment Amount” means the product obtained by multiplying the (x) Equivalent Warrants Adjustment by (y) the Purchaser Average Closing Price.

“Warrant and Option Proceeds” means the amount equal to the sum of $24,000,000 and the aggregate proceeds that would be received by the Company from the exercise immediately prior to the Effective Time of all In-The-Money Stock Options.

“Warrant Cash Pool” means the product of the Cash Percentage and the Warrant Adjustment Amount.

“Warrant Stock Pool” means the product of the Stock Percentage and the Equivalent Warrants Adjustment.

(d)    Effect of Conversion. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock represented by book-entry (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.3(c).

(e)    Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(f)    Dissenting Shares. For purposes of this Agreement, “Perfected Dissenting Shares” means those shares of Company Common Stock as to which holders thereof have properly taken all steps necessary to exercise their dissenters’ rights, if any, under §§ 60.551 – 60.594 of the OBCA in the event that, as set forth in § 60.554(3) of the OBCA, shares of Company Common Stock were not registered on a national securities exchange on either the record date of the Company Shareholder Meeting or on the date of the Effective Time and dissenters’ rights apply (“Appraisal Laws”). Each outstanding Perfected Dissenting Share will be converted into the rights provided under the Appraisal Laws in accordance with the Appraisal Laws (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time), unless the holder thereof withdraws his or her demand for payment, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted at the Effective Time into the right to receive from Purchaser the

Per-Share Cash Consideration, without any interest (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time). To the extent that a holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights under the Appraisal Laws, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her Company Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Perfected Dissenting Shares from Purchaser in accordance with the Appraisal Laws. Company shall give Purchaser (i) prompt notice of any notice or demand for appraisal or payment for shares of Company Common Stock received by Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand or notices. Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle, offer for settle or otherwise negotiate any such demands. “Proposed Dissenting Shares” means shares of Company Common Stock whose holders provide notice of dissent to Company prior to the Company Shareholder Meeting and do not vote in favor of the Merger, in each case in accordance with Section 60.564 of the OBCA, in the event that, as set forth in § 60.554(3) of the OBCA, shares of Company Common Stock were not registered on a national securities exchange on either the record date of the Company Shareholder Meeting or on the date of the Effective Time and dissenters’ rights apply.

(g)    Earnings Adjustment to Cash Consideration. If the Effective Time does not occur on or prior to the later of the date that is six (6) months following the date of this Agreement (the “Six Months Date”) or April 1, 2013, and if Adjusted Company’s Tangible Shareholders’ Equity is at least $328,000,000, then an amount equal to the Company’s earnings during the period commencing the day after the Six Months Date and ending on the Closing Date (excluding for the avoidance of doubt the amount of quarterly cash dividends paid by the Company during such period, if any) shall be added to the Total Cash Amount. “Adjusted Company’s Tangible Shareholders’ Equity” shall be calculated as set forth in Exhibit 1.4(g), including as to adjusting for certain anticipated unaccrued transaction costs as set forth therein.

(h)    Company Series B Preferred Stock. As provided by the terms of the Series B Preferred Stock, each holder of outstanding shares of Series B Preferred Stock shall have the right, at its option, to convert any or all of such holder’s shares of Series B Preferred Stock into the Merger Consideration as if such shares had been converted immediately prior to the Effective Time into the number of shares of Company Common Stock into which such shares would then be convertible assuming a Mandatory Conversion Date (as defined in the terms of the Series B Preferred Stock) had occurred and shall be entitled to the same right of election (and proration, subject to the proviso in the third sentence of Section 1.5(c) with respect to proration allocations in respect of holders of Class C Warrants who also hold shares of Series B Preferred Stock) as holders of Company Common Stock. At the Effective Time, and without any action on the part of any holder of a share of Series B Preferred Stock, each share of Series B Preferred Stock that is then outstanding and as to which a conversion election has not been made will remain outstanding and shall convert into preference securities of Purchaser having rights (including, but not limited to, the right of conversion), preferences, privileges and voting powers that, taken as a whole, are not materially less favorable to the holders of the shares of Series B Preferred Stock than the rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole, immediately prior to the Effective Time (such preference securities, the “Equivalent Preferred Shares”).

1.5    Company Stock Options. Holders of outstanding and unexercised stock options to purchase shares of Company Common Stock granted under a Company Stock Plan outstanding immediately prior to the Effective Time (each, a “Company Stock Option) and holders of Class C Warrants will be treated as follows:

(a)    Company Stock Options Exercised Before Closing. If any holder of a Company Stock Option exercises such Company Stock Option after the date of this Agreement and before the Effective Time, Company may either (i) issue shares of Company Common Stock upon such exercise, which shares shall be converted into the Merger Consideration at the Effective Time in accordance with Section 1.4(b), or (ii) under Section 5(l) of the 2002 Stock Incentive Plan, require the holder to cash out such Company Stock Option at the amount specified thereunder.

(b)    Unexercised Stock Options. At the Effective Time, and without any action on the part of any holder of a Company Stock Option, each Company Stock Option that is then outstanding and unexercised will be converted into and become a vested option (a “Converted Option”) to purchase Purchaser Common Stock on the same terms and conditions (other than vesting, which shall occur at the Effective Time) as are in effect with respect to the Company Stock Option immediately prior to the Effective Time, except that (i) each such Converted Option may be exercised solely for shares of Purchaser Common Stock, (ii) the number of shares of Purchaser Common Stock subject to such Converted Option will be equal to the number of shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share), and (iii) the per-share exercise price for each such Converted Option will be adjusted by dividing the per-share exercise price of the Company Stock Option by the Exchange Ratio (rounded up to the nearest whole cent). Notwithstanding the foregoing provisions of this Section 1.5, a holder of a Company Stock Option may, in accordance with the terms of the Company’s 2002 Stock Incentive Plan under which such Company Stock Option was granted, elect to exchange such holder’s Converted Option for cash within sixty (60) days following the Effective Time on the terms and subject to the conditions set forth in the 2002 Stock Incentive Plan.

(c)    Class C Warrants. At the Effective Time, and without any action on the part of any holder of a Class C Warrant, each Class C Warrant that is then outstanding and unexercised will remain outstanding and, for purposes of Section 1.4, will be deemed an equivalent warrant with rights to receive Merger Consideration (an “Equivalent Warrant”) on the same terms and conditions as are in effect with respect to the Class C Warrant immediately prior to the Effective Time. To clarify, each Class C Warrant will become exercisable for Merger Consideration based on the Merger Consideration that would have been received as if each Class C Warrant had been exercised for Series B Preferred Stock and converted to Company Common Stock in accordance with the terms thereof prior to the Effective Time. Purchaser shall cause each holder of an Equivalent Warrant to receive, for purposes of electing to receive Stock Election Shares, Cash Election Shares or Mixed Election Shares upon future exercise of such Equivalent Warrant, an election statement at the same time as holders of Exchangeable Shares receive Election Statements pursuant to Section 2.1(a), and the Merger Consideration such holders shall receive upon exercise shall be subject to the election and proration procedures set forth in Section 2.1, provided, however, that proration with respect to a holder of Class C Warrants shall aggregate all elections made by such holder with respect to such holder’s shares of Company Common Stock, shares of Series B Preferred Stock and Class C Warrants, and any proration allocations, if any, arising as a result of the application of the provisions of Section 2.1 shall be applied first to such holder’s shares of Company Common Stock and second to such holder’s shares of Series B Preferred Stock. For purposes of calculating an Equivalent Warrant for purposes of Section 1.4, (i) the number of shares of Purchaser Common Stock deemed subject to such Equivalent Warrant will be equal to the number of shares of Company Common Stock into which the shares of Series B Preferred Stock subject to the Company Class C Warrant would be convertible (assuming they are convertible) assuming conversion immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded to the nearest whole share), and (ii) the per-share exercise price for each such Equivalent Warrant will be adjusted by dividing the per-share exercise price of the Company Class C Warrant on a Company Common Stock equivalent basis by the Exchange Ratio (rounded up to the nearest whole cent).

1.6    Restricted Shares. At the Effective Time, each share of Company Common Stock subject to vesting, repurchase or other lapse restrictions granted under a Company Stock Plan (each, a “Company Restricted Share”) shall vest in full and become free of such restrictions, and any repurchase right shall lapse and the holder thereof shall be entitled to receive the Merger Consideration with respect to each such Company Restricted Share in accordance with Section 1.4(b), less applicable taxes and withholding.

For purposes of this Agreement, “Company Stock Plans” means the Company’s 2002 Stock Incentive Plan and the Company’s 2012 Omnibus Incentive Plan.

1.7    Company Board Action. Prior to the Effective Time, the Board of Directors of Company and the Compensation Committee of the Board of Directors of Company, as applicable, shall adopt any necessary resolutions to effectuate the provisions of Sections 1.5 and 1.6.

1.8    Converted Options and Class C Warrants. Purchaser shall, as of the Effective Time, assume the obligations of Company under the Class C Warrants and the Company Stock Plans and agreements pursuant to which a Company Stock Option has been issued and shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of the Converted Options and Class C Warrants. Purchaser shall cause the registration of the shares of Purchaser Common Stock subject to the Converted Options to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, with respect to the shares of Purchaser Common Stock subject to the Converted Options no later than thirty (30) days after the Effective Time; and, thereafter, Purchaser shall deliver to holders of Converted Options any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Options remain outstanding.

1.9    Articles of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation. As of the Effective Time, (a) the articles of incorporation and bylaws of the Surviving Corporation shall be the articles of incorporation and bylaws of Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable law, and (b) the directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.10    Purchaser Board of Directors. From and after the Effective Time, the Board of Directors of Purchaser shall consist of the persons serving on the Board of Directors of Purchaser immediately prior to the Effective Time, plus the member of the Board of Directors of Company selected pursuant to Section 6.12.

1.11    The Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the Washington Business Corporation Act (the “WBCA”) and the OBCA, Purchaser shall cause the Surviving Corporation to be merged with and into Purchaser in the Second Step Merger, with Purchaser surviving the Second Step Merger and continuing its existence under the laws of the State of Washington, and the separate corporate existence of the Surviving Corporation ceasing as of the effective time of the Second Step Merger. In furtherance of the foregoing, Purchaser shall cause to be filed with the Secretary of State of the State of Washington (the “Washington Secretary”), in accordance with the WBCA, articles of merger (“Washington Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the Oregon Secretary, in accordance with the OBCA, articles of merger relating to the Second Step Merger. The Second Step Merger shall become effective as of the date and time specified in the Washington Articles of Merger and by the issuance of a Certificate of Merger by the Washington Secretary. At and after the effective time of the Second Step Merger, the Second Step Merger shall have the effects set forth in the applicable provisions of the WBCA and the OBCA.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1    Election and Proration Procedures.

(a)    Purchaser shall cause an election statement permitting each holder of an Exchangeable Share the ability to elect consideration pursuant to Section 2.1(b) and subject to 2.1(e) (the “Election Statement”) to be mailed with the Joint Proxy Statement on the date of mailing of the Joint Proxy Statement to each holder of record of Company Common Stock, Series B Preferred Stock and Class C Warrants as of the record date for the Company Shareholder Meeting (the “Record Date”).

(b)    Each Election Statement shall permit the holder to elect to receive (i) the Per Share Stock Consideration in respect of all of such holder’s Exchangeable Shares (“Stock Election Shares”); (ii) the Per Share Cash Consideration in respect of all of such holder’s Exchangeable Shares (“Cash Election Shares”); or (iii) the

Per Share Stock Consideration in respect of that portion of such holder’s Exchangeable Shares equal to the Stock Percentage, rounded to the nearest whole share (the “Mixed Stock Shares”), and the Per Share Cash Consideration in respect of that portion of such holder’s Exchangeable Shares equal to the Cash Percentage, rounded to the nearest whole share (the “Mixed Cash Shares,” and together with the Mixed Stock Shares, the “Mixed Election Shares”). If a holder makes no election with respect to such holder’s Exchangeable Shares, or if there are any Exchangeable Shares with respect to which the Exchange Agent has not otherwise received an effective, properly completed Election Statement on or before 5:00 p.m., Pacific Time, on the date prior to the Determination Date (or such other time and date as Purchaser and Company may mutually agree) (the “Election Deadline”), such shares shall be deemed to be “No Election Shares.”

“Cash Percentage” shall mean the amount obtained by dividing the Total Cash Amount by the Aggregate Consideration.

“Stock Percentage” shall mean the amount equal to one (1) minus the Cash Percentage.

(c)    Purchaser shall make available one or more Election Statements as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Company Common Stock, Series B Preferred Stock or Class C Warrants between the Election Statement Record Date and the close of business on the business day prior to the Election Deadline, and Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d)    Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Statement by the Election Deadline, and such election is not revoked or changed prior to the Election Deadline. Any Election Statement may be revoked or changed by the person submitting such Election Statement at or prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Statement, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Statements, and any good faith decisions of Purchaser regarding such matters shall be binding and conclusive. Neither Purchaser nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Statement. To the extent the holder of Proposed Dissenting Shares submits an Election Statement, such holder’s election shall have no effect, the Exchange Agent will disregard such Election Statement, and the Proposed Dissenting Shares shall be converted in accordance with Section 1.4(f).

(e)    Within ten (10) business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Purchaser shall cause the Exchange Agent to effect the allocation among the holders of Exchangeable Shares of rights to receive Purchaser Common Stock or cash in the Merger in accordance with the Election Statements as follows:

(i)    Cash Election Shares, Proposed Dissenting Shares and Mixed Cash Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares, Proposed Dissenting Shares and the Mixed Cash Shares is greater than the Total Cash Amount, then:

(1)    all Mixed Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(2)    all Proposed Dissenting Shares shall be deemed, for the purposes of this Section 2.1(e)(i), to be converted into the right to receive the Per Share Cash Consideration;

(3)    the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(4)    the Cash Election Shares that are not Stock Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii)    Cash Election Shares, Proposed Dissenting Shares and Mixed Cash Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, Proposed Dissenting Shares and the Mixed Cash Shares is less than the Total Cash Amount, then:

(1)    all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;

(2)    all Proposed Dissenting Shares shall be deemed, for the purposes of this Section 2.2(e)(ii), to be converted into the right to receive the Per Share Cash Consideration;

(3)    the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(4)    the Stock Election Shares and the No Election Shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iii)    Cash Election Shares, Proposed Dissenting Shares and Mixed Cash Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, Proposed Dissenting Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply, and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration, and all Stock Election Shares, Mixed Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and all Proposed Dissenting Shares shall be converted in accordance with Section 1.4(f).

(f)    The pro rata selection process to be used by the Exchange Agent shall consist of such equitable proration processes consistent with the foregoing and as shall be determined in good faith by Purchaser and reasonably satisfactory to Company.

2.2    Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize an exchange agent, which person shall be a bank or trust company selected by Purchaser and reasonably acceptable to Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into at least ten (10) business days prior to the Effective Time, to deliver an aggregate number of shares of Purchaser Common Stock that is equal to the Total Stock Pool and an amount in cash which is equal to the Total Cash Pool and (b) deposit, or cause to be deposited with, the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (the “Exchange Fund”).

2.3    Exchange Procedures for Exchangeable Shares.

(a)    As soon as reasonably practicable after the Effective Time, but in any event within five (5) business days thereafter, the Exchange Agent shall mail to (x) each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4, and (y) each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented Company Restricted Shares, Series B Preferred Stock or Class C Warrants that were converted (in the case of Series B Preferred Stock and Class C Warrants, at the election of the holders thereof) in accordance with the respective terms of such securities into the right to receive the Merger Consideration ((x) and (y) collectively, the “Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of

Purchaser Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the applicable Merger Consideration, any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b)    Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly after the Effective Time but in any event within ten (10) business days after such surrender, the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor in respect of the Exchanged Shares represented by its Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c)    No dividends or other distributions with respect to Purchaser Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Purchaser Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Purchaser Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Purchaser Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Purchaser Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d)    In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of Company, the shares of Purchaser Common Stock and cash in lieu of fractional shares of Purchaser Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Purchaser that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Purchaser or the Surviving Corporation) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Purchaser Common Stock otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent, Purchaser or the Surviving Corporation, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent, Purchaser or the Surviving Corporation, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(e)    After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock, Company Restricted Shares, Series B Preferred Stock whose holders have elected to convert such shares, Class C Warrants whose holders have exercised such warrants, that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of such Company Common Stock or Company Restricted Shares, Series B Preferred Stock or Class C Warrants that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Purchaser Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f)    Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Purchaser Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to Purchaser Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) Purchaser Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the one (1) year anniversary of the Effective Time will be transferred to Purchaser. In such event, any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Purchaser with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Purchaser Common Stock deliverable in respect of each Exchangeable Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)    In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Purchaser or the Exchange Agent, the posting by such person of a bond in such amount as Purchaser may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as (a) Previously Disclosed or (b) disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Company prior to the date hereof and on or after the date on which Company filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2010 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company hereby represents and warrants to Purchaser and Sub as follows:

3.1    Corporate Organization.

(a)    Organization. Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Oregon. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956 (“BHC Act”).

(b)    Articles and Bylaws. True, complete and correct copies of the Restated Articles of Incorporation of Company, as amended (the “Company Articles”), and the Amended and Restated Bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by Company and made available to Purchaser.

(c)    Subsidiaries. Section 3.1(c) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries) and a description of the business of each Subsidiary (or, in the case of a Subsidiary that the Company considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary). Except as otherwise noted on Section 3.1(c) of the Company Disclosure Schedule, each Subsidiary of Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of Company to pay dividends or distributions to Company, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. As used in this Agreement, the term “Subsidiary” has the meaning ascribed to it in Section 2(d) of the BHC Act, except that when such term is used with respect to an entity that is not a bank holding company, the meaning shall nonetheless be deemed to apply to such entity. The deposit accounts of each of its Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Company, threatened. True, complete and correct copies of the articles of incorporation, bylaws and similar governing documents of each Subsidiary of Company as in full force and effect as of the date of this Agreement have been provided to Purchaser.

3.2    Capitalization.

(a)    The authorized capital stock of Company consists of 50,000,000 shares of common stock (the “Company Common Stock”), and 10,000,000 shares of preferred stock (the “Company Preferred Stock”) of which, as of the Company Capitalization Date, (i) 2,000,000 shares are designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series A, (ii) 600,000 shares are designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (the “Series B Preferred Stock”), and (iii) 2,500,000 shares are designated as Series C Junior Participating Preferred Stock.

(i)    As of September 23, 2012 (the “Company Capitalization Date”), 19,315,394 shares of Company Common Stock were issued and outstanding (including Company Restricted Shares), and 121,328 shares of Series B Preferred Stock were issued and outstanding. As of the Company Capitalization Date, no shares of either Mandatorily Convertible Cumulative Participating Preferred Stock, Series A or Series C Junior Participating Preferred Stock were issued and outstanding.

(ii)    As of the Company Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance except for: (a) 240,000 shares of Series B Preferred Stock reserved for issuance upon exercise of Class C Warrants at a price of $100 per share; (b) 3,613,280 shares of Company Common Stock reserved for issuance upon conversion of the Series B Preferred Stock, including Series B Preferred Stock issuable upon exercise of the Class C Warrants; and (c) in connection with awards under the Company Stock Plans to purchase not more than 576,028 shares of Company Common Stock, of which 205,631 Company Stock Options were outstanding as of the Company Capitalization Date, 370,397 shares of Company Common Stock reserved for issuance pursuant to future awards under the Company Stock Plans.

Except as set forth on Section 3.2(a) of the Company Disclosure Schedule:

(iii)    All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote (“Voting Debt”) are issued or outstanding. The Board of Directors of Company has taken all action necessary to exempt this Agreement, the Merger and the transactions contemplated hereby from triggering the exercise of purchase rights under the Company’s Tax Benefit Preservation Plan dated October 23, 2009. As of the Company Capitalization Date, except pursuant to this Agreement, under the Company Stock Plans or the terms of the Company Preferred Stock, the Class C Warrants or the Company’s Tax Benefit Preservation Plan, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any shares of Company Common Stock, Company Preferred Stock, Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company. As of the Company Capitalization Date, there are no contractual obligations of Company or any of its Subsidiaries (1) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (2) pursuant to which Company or any of its Subsidiaries is or could be required to register shares of Company capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Except for the Company Support Agreements, there are no voting trusts or other agreements or understandings to which Company, any Subsidiary of Company or, to the Knowledge of Company, any of their respective officers or directors, is a party with respect to the voting of any Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of the Company. Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Options, Company Restricted Shares, Company Preferred Stock and warrants outstanding as of the Company Capitalization Date, specifying on a holder-by-holder basis (solely to the Knowledge of Company with respect to Company Preferred Stock and warrants) (A) the name of such holder, (B) the number of shares subject to each such award, or the number of shares of Company Preferred Stock or warrants held by such holder, (C) as applicable, the grant date of each such award, (D) as applicable, the vesting schedule of each such award, and (E) the exercise price for each such Company Stock Option or warrant.

(b)    Other than awards under the Company Stock Plans that are outstanding as of the Company Capitalization Date and listed in Section 3.2(a) of the Company Disclosure Schedule, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, Company has not (i) issued or repurchased any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company, other than in connection with the exercise of Company Stock Options or Class C Warrants or conversion of Company Preferred Stock or settlement of each in accordance with their terms that were outstanding on the Company Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company capital stock or any other equity-based awards. With respect to each grant of Company Stock Options and Company Restricted Shares, (1) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws and (2) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Company and disclosed in the Company SEC Reports in accordance with the Exchange Act and all other applicable Laws. All Company Stock Options granted by Company or any of its Subsidiaries have been granted with a per share exercise or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance. From January 1, 2012 through the date of this Agreement, neither Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (C) adopted or amended any material Company Stock Plan other than the 2012 Omnibus Incentive Plan.

(c)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3    Authority; No Violation.

(a)    Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the Board of Directors of Company by a unanimous vote thereof. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Company Common Stock (the “Company Shareholder Approval”), and except as set forth in Section 3.3(a) of the Company Disclosure Schedule, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser and Sub, as applicable) constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)    Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, statute, rule, regulation, judgment, order, injunction or decree issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

3.4    Consents and Approvals. Except for (a) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (“SEC”), the Nasdaq Stock Exchange (“Nasdaq”), state securities authorities and other industry self-regulatory organizations (each, an “SRO”), (b) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Oregon Department of Consumer and Business Services, any foreign, federal or state banking, other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (c) the filing with the SEC of a proxy statement in definitive form relating to the meeting of Company’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Company Proxy Statement”), which shall also serve as the proxy statement relating to the meeting of Purchaser’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Purchaser Proxy Statement” and together with the Company Proxy Statement the “Joint Proxy Statement”) and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1, (d) the filing of the Washington Articles of Merger with the Washington Secretary and the Oregon Articles of Merger with the Oregon Secretary, and (e) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Company of the Merger and the other transactions contemplated by this Agreement.

3.5    Reports.

(a)    Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2010 with (i) the Federal Reserve, (ii) the FDIC, (iii) the Oregon Department of Consumer and Business Services and any other state banking or other state regulatory authority, (iv) the SEC, (v) any foreign regulatory authority and (vi) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2010, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, have paid all fees and assessments due and payable in connection therewith, and there are no material violations or exceptions in any such material report or statement that are unresolved as of the date hereof.

(b)    An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 31, 2010 (the “Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F or 13H).

3.6    Financial Statements.

(a)    The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither Company nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 which have either been Previously Disclosed or would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, or (iii) in connection with this Agreement and the transactions contemplated hereby.

3.7    Broker’s Fees. Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Sandler O’Neill + Partners, LP pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to Purchaser.

3.8    Absence of Changes. Since June 30, 2012, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect “ means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; (provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9    Compliance with Applicable Law.

(a)    Company and each of its Subsidiaries hold, and have at all times since December 31, 2010 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company and, to the Knowledge of Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all Agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and neither the Company nor any of its Subsidiaries knows of, or has received from a Governmental Entity since January 1, 2010, written notice of, any material defaults or material violations of any applicable Law relating to Company or any of its Subsidiaries.

(b)    Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on West Coast Trust Company, Inc. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on West Coast Trust Company, Inc., none of Company, any of its Subsidiaries, or any director, officer or employee of Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c)    Except as Previously Disclosed, neither Company nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking with, or is subject to any capital directive by, or since January 1, 2010 has adopted any board resolutions at the request of, any Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each a “Regulatory Agreement”), nor has Company or any Company Subsidiary been advised since January 1, 2010 and prior to the date hereof by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. Company and each of its Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which it is party or subject, and neither Company nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either Company or any of its Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement.

(d)    Neither Company nor any of its Subsidiaries, nor, to the Knowledge of Company, any of their respective directors, officers, agents, employees or any other persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.10    State Takeover Laws. The Board of Directors of Company has taken all action necessary to exempt this Agreement, the Merger and the transactions contemplated hereby from all applicable Oregon state law anti-takeover provisions, if any, and any takeover-related provisions of the Company Articles, the Company Bylaws, West Coast Bank articles of incorporation or West Coast Bank bylaws, and such action is effective as of the date of this Agreement. No other “business combination,” “fair price,” “affiliate transaction,” “moratorium,” “control share,” “takeover” or “interested shareholder” law or other similar anti-takeover statue or regulation (collectively, the “Takeover Laws”) is applicable to this Agreement or the transactions contemplated hereby.

3.11    Employee Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each material employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Company or any of its Subsidiaries or to which Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement (including compensation, pension, health, medical or life insurance benefits), deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, hospitalization or other medical or dental, life or other insurance (including any self-insured arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence benefits, short- or long-term disability, or vacation benefits plan or any other agreement or policy or other arrangement providing employee benefits, employment-related compensation, fringe benefits or other benefits (whether qualified or nonqualified, funded or unfunded) (whether or not listed in Section 3.11(a) of the Company Disclosure Schedule, each an “Employee Benefit Plan”).

(b)    With respect to each Employee Benefit Plan, Company has delivered or made available to Purchaser a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan, including, without limitation, all plan documents, employee communications, benefit schedules, formal or informal trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) all investment policy statements or guidelines, delegations and charters related to any Employee Benefit Plan; (iv) the current summary plan description and any material modifications thereto, if any; (v) the most recent annual financial report, if any; (vi) the most recent actuarial report, if any; and (vii) the most recent determination letter from the IRS, if any. Except as specifically provided in the foregoing documents delivered or made available to Purchaser, there are no amendments to any Employee Benefit Plan that have been adopted or approved nor has Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan. No Employee Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c)    Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code either has received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Employee Benefit Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation for the most recent cycle applicable to such qualified plan pursuant to Revenue Procedure 2005-66 (as amended or otherwise revised by subsequent IRS guidance), any such letter has not been revoked (nor has revocation been threatened) and no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan or the exempt status of any such trust.

(d)    With respect to each Employee Benefit Plan, Company and its Subsidiaries have complied in all material respects, and are now in substantial compliance with all provisions of ERISA, the Code and all laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been administered in all material respects in accordance with its terms. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is not now, nor do any circumstances exist that could reasonably be expected to give rise to, any requirement for the posting of security with respect to any Employee Benefit Plan or the imposition of any lien on the assets of Company or any of its Subsidiaries under ERISA or the Code. None of the Company or any of its Subsidiaries has engaged in a transaction with respect to any applicable Employee Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(e)    Except as would not reasonably be expected to have a Material Adverse Effect, all contributions required to be made to any Employee Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each Employee Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) unfunded.

(f)    (i) No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”);

(ii) none of Company or its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; (iii) none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full; and (iv) no Employee Benefit Plan is subject to Title IV or Section 302 of ERISA. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA. “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g)    Except as would not reasonably be expected to have a Material Adverse Effect, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Company or its Subsidiaries or any of their respective ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

(h)    Except as would not reasonably be expected to have a Material Adverse Effect, none of Company and its Subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Company and its Subsidiaries. Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for post-retirement welfare benefits.

(i)    Except as would not reasonably be expected to have a Material Adverse Effect, there are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, or to the Knowledge of Company, no set of circumstances exists which may reasonably give rise to a claim or lawsuit against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans which could reasonably be expected to result in a material liability of Company or any of its Subsidiaries to the U.S. Department of the Treasury (the “Treasury Department”), the U.S. Department of Labor, any Multiemployer Plan, any Employee Benefit Plan or any participant in an Employee Benefit Plan. Neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the U.S. Department of Labor or any other Governmental Entity with respect to any Employee Benefit Plan, and neither Company nor any of its Subsidiaries has any knowledge of any material plan defect that would qualify for correction under any such program.

(j)    Each Employee Benefit Plan that is or was a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has (i) been operated between January 1, 2005 and December 31, 2008, in good faith compliance in all material respects with Section 409A of the Code and Notice 2005-01 and (ii) since January 1, 2009 (or such later date permitted under applicable guidance), been operated in compliance with, and is in documentary compliance with, in all material respects, Section 409A of the Code and IRS regulations and guidance thereunder. No compensation payable by Company or any of its Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code and, except as set forth on Section 3.11(j) of the Company Disclosure Schedules, no arrangement exists with respect to a nonqualified deferred compensation plan that would result in income inclusion under Section 409A(b) of the Code.

(k)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with any other event or events, will (i) result in any payment (including, without limitation, severance, golden parachute, forgiveness of indebtedness or otherwise) becoming due under any Employee Benefit Plan, whether or not such payment is contingent, (ii) increase any payments or benefits otherwise payable under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any equity awards, whether or not contingent, (iv) result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust, or (v) require the funding of any trust or other funding vehicle. There is no agreement, contract or arrangement to which Company is a party that could, individually or collectively, result in the payment of any amount that would not be deductible by reason of Section 280G of the Code, as determined without regard to Section 280G(b)(4) of the Code. Except as set forth on Section 3.11(k) of the Company Disclosure Schedules, no Employee Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(l)    Each individual who renders services to Company or any of its Subsidiaries who is classified by Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Employee Benefit Plans) is properly so characterized.

3.12    Approvals. As of the date of this Agreement, Company knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13    Opinion. The Board of Directors of Company has received the opinion of Sandler O’Neill + Partners, LP that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

3.14    Company Information. The information relating to Company and its Subsidiaries that is provided by Company or its representatives for inclusion in the Joint Proxy Statement and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.15    Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Company, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Purchaser, Surviving Corporation or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates).

3.16    Material Contracts.

(a)    Except for those agreements and other documents filed as exhibits or incorporated by reference to Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 or filed or incorporated in any of its other Company SEC Reports filed since January 1, 2010 and prior to the date hereof or as Previously Disclosed, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not filed with the SEC, a “Material Contract”): (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) that contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of Company or any of its affiliates (or, upon consummation of the Merger, of Purchaser or any of its affiliates); (iii) that obligates Company or any of its affiliates (or, upon consummation of the Merger, Purchaser or any of its affiliates) to conduct business with any third party on an exclusive or preferential basis; (iv) that requires referrals of business or requires Company or any of its affiliates to make available investment opportunities to any person on a priority or exclusive basis; (v) that relates to the incurrence of indebtedness by Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or any of its Subsidiaries; (vii) that limits the payment of dividends by Company or any of its Subsidiaries; (viii) that relates to a material joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any material partnership or joint venture with any third parties, except in each case that relate to merchant banking investments by the Company or its Subsidiaries in the ordinary course of business; (ix) that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect; (x) that provides for payments to be made by Company or any of its Subsidiaries upon a change in control thereof; (xi) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $200,000 per annum (other than any such contracts which are terminable by Company or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice); (xii) that grants to a person any right in Company Owned Intellectual Property or grants to Company or any of its Subsidiaries a license to Company Licensed Intellectual Property (excluding licenses to shrink-wrap or click-wrap software), in each case that involves the payment or more than $200,000 per annum or is material to the conduct of the businesses of the Company; (xiii) to which any affiliate, officer, director, employee or consultant of such party or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); or (xiv) that is otherwise material to the Company or any Subsidiary of the Company or their financial condition or results of operations. Company has Previously Disclosed or made available to Purchaser prior to the date hereof true, correct and complete copies of each Material Contract.

(b)    (i) Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to the Knowledge of Company, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) Company and each of its Subsidiaries has duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither Company nor any of its Subsidiaries, and, to the Knowledge of Company, any counterparty or counterparties, is in breach of any provision of any Material Contract, and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract.

3.17    Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, (a) Company and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”); (b) there are no proceedings, claims, actions, or, to the Knowledge of Company, investigations of any kind, pending, or threatened in writing, by any person, court, agency, or other Governmental Entity or any arbitral body, against Company or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of Company, there is no reasonable basis for any such proceeding, claim, action or investigation; (c) there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other Governmental Entity, that impose any liabilities or obligations under or in respect of any Environmental Law; (d) to the Knowledge of Company, there are, and have been, no releases of hazardous substances or other environmental conditions at any property (currently or formerly owned, operated, or otherwise used by Company or any of its Subsidiaries) under circumstances which could reasonably be expected to result in liability to or claims against Company or its Subsidiaries relating to any Environmental Law; and (e) to the Knowledge of the Company, there are no reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements (in each case of the Company) that could reasonably be expected to give rise to obligations or liabilities under any Environmental Law. Except as Previously Disclosed, neither Company nor any of its Subsidiaries has conducted any environmental studies during the past five years with respect to any properties owned by it, leased by it, or securing any loans currently held by it. Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.17 constitute the sole representations and warranties of the Company relating to any Environmental Law.

3.18    Taxes. Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are required to be paid or that Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Company. None of the material Tax Returns or material matters, in each case pertaining to (i) income Taxes of Company or any of its Subsidiaries or (ii) state franchise taxes imposed with reference to the income, net income, assets, or capital stock of Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the U.S. Internal Revenue Service (“IRS”) or the relevant state, local or foreign Tax authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened. No material deficiencies have been asserted or assessments made against Company or any of its Subsidiaries that have not been paid or resolved in full. No material claim has been made against Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where Company or its Subsidiaries does not file Tax Returns that Company or its Subsidiaries is or may be subject to taxation by that jurisdiction. No material liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Company nor any of its Subsidiaries has entered into any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Neither Company nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which Company was the common parent, (B) has any liability for a material amount of Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes. Neither Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b). Company has made available to Purchaser true and correct copies of the United States federal income Tax Returns filed by Company and its Subsidiaries for each of the fiscal years ended December 31, 2008, 2009 and 2010. None of Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law) or (ii) in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part. As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

3.19    Reorganization. Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20    Intellectual Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company:

(a)    Each of Company and its Subsidiaries (A) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Encumbrances and non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to its respective Company Owned Intellectual Property, and (B) to the Knowledge of Company, has valid and sufficient rights and licenses to all of the Company Licensed Intellectual Property. The Company Owned Intellectual Property is subsisting and, to the Knowledge of Company, valid and enforceable.

(b)    To the Knowledge of Company, the operation of Company and each of its Subsidiary’s respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third person, and no person has asserted in writing that Company or any of its Subsidiaries has materially infringed, diluted, misappropriated or otherwise violated any third person’s Intellectual Property rights. To the Knowledge of Company, no third person has infringed, diluted, misappropriated or otherwise violated any of Company’s or any of its Subsidiary’s rights in the Company Owned Intellectual Property in any material respect.

(c)    Company and each of its Subsidiaries has taken reasonable measures to protect (A) their rights in their respective Company Owned Intellectual Property and (B) the confidentiality of all Trade Secrets that are owned, used or held by Company or any of its Subsidiaries, and to the Knowledge of Company, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to appropriate non-disclosure agreements which have not been breached. To the Knowledge of Company, no person has gained unauthorized access to Company’s or its Subsidiaries’ IT Assets since December 31, 2011.

(d)    Company’s and each of its Subsidiary’s respective IT Assets operate and perform substantially as required by Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. Company and each of its Subsidiaries has implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. Company and each of its Subsidiaries is compliant with all applicable laws, rules and regulations, and their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e)    For purposes of this Agreement,

(i)    “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights.

(ii)    “IT Assets” means, with respect to any person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such person or such person’s Subsidiaries.

(iii)    “Company Licensed Intellectual Property” means the Intellectual Property owned by third persons that is used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted.

(iv)    “Company Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or any of its Subsidiaries.

3.21    Properties. Company or one of its Subsidiaries (a) has good and insurable title to all the properties and assets reflected in the latest audited balance sheet included in such Company SEC Reports as being owned by Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as bank facilities and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor. There are no pending or, to the Knowledge of Company, threatened (in writing) condemnation proceedings against the Company Real Property.

(a)    All buildings, structures, improvements and fixtures on the Company Real Property and the equipment located thereon are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and conform in all material respects to all applicable laws, ordinances and regulations.

(b)    The buildings, driveways and all other structures and improvements upon the Company Owned Properties are all within the boundary lines of such property or have the benefit of valid easements and there are no encroachments thereon that would materially affect the use thereof. There are no outstanding requirements or recommendations by any insurance company that has issued a policy covering the Company Owned Properties, or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any such property.

(c)    Except as Previously Disclosed, none of the Company Leased Properties is subject to any sublease, license or other agreement granting to any person or entity other than a Subsidiary of Company any right to the use, occupancy or enjoyment of such property or any portion thereof.

(d)    Company has delivered to Purchaser true, accurate and complete copies of each of the following to the extent in the possession or control of Company or its Subsidiaries and in any way related to any of the Company Real Property: (i) title commitments together with legible copies of all underlying exceptions, (ii) title policies, (iii) environmental reports, (iv) zoning reports and zoning letters, and (v) licenses and permits (collectively, the “Company Real Property Documents”).

3.22    Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, (a) Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice, and Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.23(a). Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Company and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.

(b)    Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Company has Previously Disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c)    Since January 1, 2010, (A) neither Company nor any of its Subsidiaries nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.

3.24    Derivatives. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions (each, a “Derivative Contract”), whether entered into for its own account, or for the account of one or more of its Subsidiaries or their respective customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, neither Company nor its Subsidiaries, nor to the Knowledge of Company any other party thereto, is in breach of any of its obligations under any Derivative Contract. The financial position of it and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Contract has been reflected in its books and records and the books and records of such Subsidiaries, in each case in accordance with GAAP consistently applied.

3.25    Loan Matters.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of Company is a creditor (collectively, “Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are in all material respects true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms in all material respects (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable laws at the time of origination or purchase by Company or its Subsidiaries.

(b)    Each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance in all material respects with the relevant notes or other credit or security documents and Company’s written underwriting standards, in each case except for such exceptions as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, and in all material respects with all applicable requirements of applicable law.

(c)    Except as Previously Disclosed, none of the agreements pursuant to which Company or any of its Subsidiaries has sold or is servicing (i) Loans or pools of Loans or (ii) participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

(d)    Company has Previously Disclosed to Purchaser all claims for repurchases by Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by Company and its Subsidiaries that are outstanding or threatened (in writing), in each case, as of the date hereof.

(e)    Section 3.25(e) of the Company Disclosure Schedule sets forth a list of (i) each Loan that as of June 30, 2012 had an outstanding balance and/or unfunded commitment of $1,000,000 or more and that as of such date (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or any Governmental Entity (each, a “Special Mention Loan”), (D) as to which a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (E) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve allocation exists in connection therewith or (G) which is required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, and (ii) each asset of Company or any of its Subsidiaries that as of June 30, 2012 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.25(e) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of June 30, 2012.

(f)    Section 3.25(f) of the Company Disclosure Schedule sets forth a list of all Loans as of the date of this Agreement by Company or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Company or any of its Subsidiaries. There are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(g)    Except as set forth in Section 3.25(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is now nor has it ever been since December 31, 2010 subject to any fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(h)    Since December 31, 2008, each of the Company and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by the Company or any of its Subsidiaries satisfied: (1) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (2) the responsibilities and obligations relating to such mortgage loans set forth in any Contract between the Company or any of its Subsidiaries and any Agency, loan investor or insurer; (3) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (4) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval, and in each case but for such exceptions as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

(i)    Since January 1, 2007, no loan investor representing greater than 30% of the purchased volume for any calendar year has indicated in writing to the Company or any of its Subsidiaries that it has terminated or intends to terminate its relationship with the Company or any of its Subsidiaries for poor performance, poor loan quality or concern with respect to the Company’s or any of its Subsidiaries’ compliance with laws.

(j)    Since December 31, 2008, the Company and its Subsidiaries have not engaged in, and, to the Knowledge of the Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers, collectively, the “Mortgage Vendors”) used by the Company or by any of its Subsidiaries has engaged in, directly or indirectly, (1) any foreclosures in material violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in material breach of any binding Regulatory Agreement or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable Law in all material respects.

(k)    Since December 31, 2008, Company has not foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

3.26    Community Reinvestment Act Compliance. Company and each of its Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Company or any such Subsidiary having its current rating lowered.

3.27    Investment Securities. Each of Company and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Company and its Subsidiaries. Such securities are valued on the books of Company and its Subsidiaries in accordance with GAAP.

3.28    Related Party Transactions. Except for Loans set forth in Section 3.25(f) of the Company Disclosure Schedule, for ordinary course bank deposit, trust and asset management services on arms’ length terms, and “compensation” as defined in Item 402 of the SEC’s Regulation S-K, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the Company Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Company) on the other hand.

3.29    Labor. Neither Company nor any of its Subsidiaries is, nor at any time since January 1, 2010 was, a party to or bound by any labor or collective bargaining agreement and to the Knowledge of Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Company or any of its Subsidiaries or compel Company or any of its Subsidiaries to bargain with any such labor union, workers’ council or labor organization. There are no material labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Company, threatened (in writing) and neither Company nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2010. Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Company and its Subsidiaries is in material compliance with all applicable laws relating to labor, employment, termination of employment or similar matters, including but not limited to laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not engaged in any material unfair labor practices or similar material prohibited practices. Except as Previously Disclosed or as would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Company, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Company has made available to Purchaser prior to the date of this Agreement a copy of all material written policies and procedures related to Company’s and its Subsidiaries’ employees and a written description of all material unwritten policies and procedures related to Company’s and its Subsidiaries’ employees.

3.30    No Additional Representations.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to Purchaser, Sub or any of its or their affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Purchaser, Sub or any of its affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Purchaser, Sub or any other person has made or is making any representations or warranties relating to Purchaser or Sub whatsoever, express or implied, beyond those expressly given by Purchaser and Sub in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Purchaser or Sub furnished or made available to Company or any of its representatives. Without limiting the generality of the foregoing, Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Company or any of its representatives.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as (i) Previously Disclosed or (ii) disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Purchaser prior to the date hereof and on or after the date on which Purchaser filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2011 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Purchaser and Sub, jointly and severally, hereby represent and warrant to Company as follows:

4.1    Corporate Organization.

(a)    Purchaser is a corporation duly incorporated and validly existing under the laws of the State of Washington. Columbia State Bank is a commercial bank duly formed and validly existing under the laws of the State of Washington. Each of Purchaser and Columbia State Bank has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, is and will be duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Purchaser is duly registered as a bank holding company under the BHC Act.

(b)    True, complete and correct copies of the Amended and Restated Articles of Incorporation of Purchaser, as amended (the “Purchaser Articles”), and the Amended and Restated Bylaws of Purchaser (the “Purchaser Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by Purchaser and made available to Company.

(c)    Section 4.1(c) of the Purchaser Disclosure Schedule sets forth a list of all Subsidiaries of Purchaser (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries) and a description of the business of each Subsidiary (or, in the case of a Subsidiary that Purchaser considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary). A true, accurate and complete list of Purchaser’s Significant Subsidiaries as of the date of this Agreement is included in Purchaser’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011. Each “Significant Subsidiary” (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of Purchaser (i) is duly incorporated or duly formed, as applicable to each such Significant Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of Purchaser to pay dividends or distributions to Purchaser, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each of Purchaser’s Subsidiaries that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Purchaser, threatened. True, complete and correct copies of the articles of incorporation, bylaws and similar governing documents of each Significant Subsidiary of Purchaser as in full force and effect as of the date of this Agreement have been made available to Company.

4.2    Capitalization.

(a)    The authorized capital stock of Purchaser consists of (i) 63,032,681 shares of common stock, with no par value per share (the “Purchaser Common Stock”), of which, as of September 23, 2012 (the “Purchaser Capitalization Date”), 39,668,890 were issued and outstanding, and (ii) 2,000,000 shares of preferred stock, no par value per share (“Purchaser Preferred Stock”), of which, as of the Purchaser Capitalization Date, 76,898 were designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, none of which were issued or outstanding as of the Purchaser Capitalization Date. As of the Purchaser Capitalization Date, 64,396 shares of Purchaser

Common Stock were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Purchaser or a Subsidiary of Purchaser in effect as of the date of this Agreement (the “Purchaser Stock Plans”). All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Purchaser is issued or outstanding. As of the Purchaser Capitalization Date, except pursuant to this Agreement, Purchaser does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt of Purchaser or any other equity securities of Purchaser or any securities representing the right to purchase or otherwise receive any shares of Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt of Purchaser or other equity securities of Purchaser. As of the Purchaser Capitalization Date, there are no contractual obligations of Purchaser or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Purchaser or any equity security of Purchaser or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Purchaser or its Subsidiaries or (ii) pursuant to which Purchaser or any of its Subsidiaries is or could be required to register shares of Purchaser capital stock or other securities under the Securities Act. There are no voting trusts or other agreements or understandings to which Purchaser, any Subsidiary of Purchaser or, to the Knowledge of Purchaser, any of their respective officers or directors, is a party with respect to the voting of any Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt or other equity securities of Purchaser. The shares of Purchaser Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)    Other than awards under the Purchaser Stock Plans that are outstanding as of the Purchaser Capitalization Date, no other equity-based awards are outstanding as of the Purchaser Capitalization Date. Since the Purchaser Capitalization Date through the date hereof, Purchaser has not issued or repurchased any shares of Purchaser Common Stock, Purchaser Preferred Stock, Voting Debt or other equity securities of Purchaser, other than in connection with the exercise of Purchaser Stock Options or settlement in accordance with their terms of the Purchaser Stock Plans that were outstanding on the Purchaser Capitalization Date. With respect to each grant of options to purchase Purchaser Common Stock, (i) each such grant was made in accordance with the terms of the applicable Purchaser Stock Plan, the Exchange Act and all other applicable Laws and (ii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Purchaser and disclosed in the Purchaser SEC Reports in accordance with the Exchange Act and all other applicable Laws. All options to purchase Purchaser Common Stock granted by Purchaser or any of its Subsidiaries have been granted with a per share exercise or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(c)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Purchaser are owned by Purchaser, directly or indirectly, free and clear of any material Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except for shares of Columbia State Bank, which are assessable pursuant to Section 30.44.020 of the Revised Code of Washington) and free of preemptive rights. No Significant Subsidiary of Purchaser nor Sub has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement, including the Merger.

4.3    Authority; No Violation.

(a)    Each of Purchaser and Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously adopted and approved by the Board of Directors of Purchaser, and the Board of Directors of Purchaser has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Purchaser and its shareholders, and has directed that this Agreement and the transactions contemplated hereby be submitted to Purchaser’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby with respect to the issuance of Purchaser Common Stock in connection with the Merger pursuant to NASDAQ Listing Rule 5635 by the affirmative vote of a majority of the total votes cast in favor thereof (the “Purchaser Shareholder Approval”), no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b)    Neither the execution and delivery of this Agreement, nor the consummation by Purchaser and Sub, as applicable, of the transactions contemplated hereby, nor compliance with any of the terms or provisions of this Agreement, will (i) violate any provision of the articles of incorporation or bylaws of Purchaser, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Law applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), for any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser.

4.4    Consents and Approvals. Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1(b), (iii) the filing of the Oregon Articles of Merger pursuant to the OBCA and the Washington Articles of Merger with the WBCA, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the Nasdaq, and (v) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and approval of listing of such Purchaser Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Purchaser or Sub of this Agreement.

4.5    Reports.

(a)    Purchaser and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2010 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2010, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, and there are no material violations or exceptions in any such material report or statement that are unresolved as of the date hereof.

(b)    An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser pursuant to the Securities Act or the Exchange Act since December 31, 2010 and prior to the date of this Agreement (the “Purchaser SEC Reports”) is publicly available. No such Purchaser SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Purchaser SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Purchaser SEC Reports. None of Purchaser’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F).

4.6    Financial Statements.

(a)    The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Purchaser and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Purchaser and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Purchaser that indicated it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Neither Purchaser nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Purchaser included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 which have either been Previously Disclosed or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser and its Subsidiaries, taken as a whole or (iii) in connection with this Agreement and the transactions contemplated hereby.

4.7    Broker’s Fees. Neither Purchaser nor any of its Subsidiaries nor any of their respective officers or directors have employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Keefe, Bruyette & Woods, Inc. pursuant to a letter agreement, and other than as previously disclosed to Company.

4.8    Absence of Changes. Since June 30, 2012, no event or events has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.

4.9    Compliance with Applicable Law.

(a)    Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2010 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser and, to the Knowledge of Purchaser, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened in writing. Purchaser and each of its Subsidiaries has complied in all material respects with, and are not in default or violation in any material respect of any, applicable Law relating to Purchaser or any of its Subsidiaries.

(b)    Except as Previously Disclosed, neither Purchaser nor any of its Subsidiaries is subject to any Regulatory Agreement. Purchaser and each of its Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which it is party or subject, and neither Purchaser nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either Purchaser or any of its Subsidiaries is not in compliance in all material respects with any such Regulatory Agreement, nor has Purchaser or any of its Subsidiaries been advised since January 1, 2010 and prior to the date hereof by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement.

(c)    Neither Purchaser nor any of its Subsidiaries, nor, to the Knowledge of Purchaser, any of their respective directors, officers, agents, employees or any other persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.10    Employee Benefit Plans.

(a) Purchaser has made available to Company true and complete copies of each material employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Purchaser or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Purchaser or any of its Subsidiaries or to which Purchaser or any of its Subsidiaries contributes or is obligated to contribute, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement (including compensation, pension, health, medical or life insurance benefits), deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, hospitalization or other medical or dental, life or other insurance (including any self-insured arrangements, salary continuation, short- or long-term disability, or any other material agreement or policy or other arrangement providing employee benefits, employment-related compensation, fringe benefits or other benefits (whether qualified or nonqualified, funded or unfunded) (each, a “Purchaser Benefit Plan”).

(b)    Following the date hereof, Purchaser shall provide or make available to Company true and complete copies of the Purchaser Benefit Plans, related plan documents and such other employee benefit-related documents as may be reasonably requested by Company.

(c)    (i) Each of the Purchaser Benefit Plans has been operated and administered in all material respects with applicable Law, including ERISA, and the Code, (ii) each of the Purchaser Benefit Plans has been administered in all material respects in accordance with its terms; (iii) each of the Purchaser Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Purchaser Benefit Plan as to its qualified status under the Code, any such letter has not been revoked (nor has revocation been threatened) and no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Purchaser Benefit Plan or the exempt status of any such trust; (iv) no Purchaser Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (v) no liability under Title IV of ERISA has been incurred by Purchaser, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a material risk to Purchaser, its Subsidiaries or any of their respective ERISA Affiliates of incurring a liability thereunder; (vi) no Purchaser Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vii) neither Purchaser nor its Subsidiaries has engaged in a transaction in connection with which the Purchaser or its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Purchaser Benefit Plans or any trusts related thereto which could reasonably be expected to result in any material liability of Purchaser or any of its Subsidiaries.

(d)    All contributions required to be made to any Purchaser Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Purchaser Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each Purchaser Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) unfunded.

(e)    There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Purchaser or any of its ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Purchaser nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, Section 4204 or 4212 of ERISA.

(f)    None of Purchaser and its Subsidiaries have any liability for life, health, medical or other welfare benefits to former employees, beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Purchaser and its Subsidiaries.

(g)    Each Purchaser Benefit Plan that is or was a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance in all material respects has (i) been operated between January 1, 2005 and December 31, 2008, in good faith compliance with Section 409A of the Code and Notice 2005-01 and (ii) since January 1, 2009 (or such later date permitted under applicable guidance) been operated in compliance with, and is in documentary compliance with, in all material respects, Section 409A of the Code and IRS regulations and guidance thereunder. No compensation payable by Purchaser or any of its Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity and subject to an additional tax, as a result of the operation of Section 409A of the Code, and no arrangement exists with respect to a nonqualified deferred compensation plan that would result in income inclusion under Section 409A(b) of the Code.

4.11    Approvals. As of the date of this Agreement, Purchaser knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.12    Purchaser Information. The information relating to Purchaser and its Subsidiaries that is provided by Purchaser or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Purchaser and its Subsidiaries and other portions within the reasonable control of Purchaser and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.13    Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Purchaser, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Entity, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to it and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Purchaser, Surviving Corporation or any of their affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Purchaser, any of its Subsidiaries or the assets of it or any of its Subsidiaries.

4.14    Material Contracts.

(a)    Except for those agreements and other documents filed as exhibits or incorporated by reference to Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 or filed or incorporated in any of its other SEC Filings filed since January 1, 2010 and prior to the date hereof or as Previously Disclosed, neither Purchaser nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) to which any affiliate, officer, director, employee or consultant of such party or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); or (iii) that is otherwise material to it or its financial condition or results of operations. Purchaser has Previously Disclosed or made available to Company prior to the date hereof true, correct and complete copies of each such contract.

(b)    (i) Each contract identified in Section 4.14(a) is a valid and legally binding agreement of Purchaser or one of its Subsidiaries, as applicable, and, to the Knowledge of Purchaser, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) Purchaser and each of its Subsidiaries has duly performed all material obligations required to be performed by it prior to the date hereof under each such contract, (iii) neither Purchaser nor any of its Subsidiaries, and, to the Knowledge of Purchaser, any counterparty or counterparties, is in breach of any provision of any such contract, and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Purchaser or any of its Subsidiaries under any such contract or provide any party thereto with the right to terminate such contract.

4.15    Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, (a) Purchaser and its Subsidiaries are in compliance, and for the preceding three years have complied, with Environmental Laws; (b) there are no proceedings, claims, actions, or, to the Knowledge of Purchaser, investigations of any kind pending, or threatened in writing, by any person, court, agency, or other Governmental Entity or any arbitral body, against Purchaser or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of Purchaser, there is no such proceeding, claim, action or investigation threatened in writing; (c) there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other Governmental Entity, that impose any liabilities or obligations under or in respect of any Environmental Law; and (d) to the Knowledge of Purchaser, there are, and have been, no releases of hazardous substances or other environmental conditions at any property (currently or formerly owned, operated, or otherwise used by Purchaser or any of its Subsidiaries) under circumstances which could reasonably be expected to result in liability to or claims against Purchaser or its Subsidiaries relating to any Environmental Law. Notwithstanding any other representation or warranty in this Article IV, the representations and warranties in this Section 4.15 constitute the sole representations and warranties of Purchaser relating to any Environmental Law.

4.16    Taxes. Purchaser and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all material Taxes that are required to be paid or that Purchaser or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Purchaser. None of the material Tax Returns or material matters, in each case pertaining to (i) income Taxes of Purchaser or any of its Subsidiaries or (ii) state franchise taxes imposed with reference to the income, net income, assets, or capital stock of Purchaser or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Purchaser nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened. No material deficiencies have been asserted or assessments made against Purchaser or any of its Subsidiaries that has not been paid or resolved in full. No material claim has been made against Purchaser or any of its Subsidiaries by any Tax authorities in a jurisdiction where Purchaser or its Subsidiaries does not file Tax Returns that Purchaser or its Subsidiaries is or may be subject to taxation by that jurisdiction. No material liens for Taxes exist with respect to any of the assets of Purchaser or any of its Subsidiaries, except for liens for Taxes not yet due and payable. Neither Purchaser nor any of its Subsidiaries has entered into any material closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. Neither Purchaser nor any of its Subsidiaries (A) have ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Purchaser was the common parent, (B) has any liability for a material amount of Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes.

Neither Purchaser nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b). Purchaser has made available to Company true and correct copies of the United States federal income Tax Returns filed by Purchaser and its Subsidiaries for each of the fiscal years ended December 31, 2008, 2009 and 2010. None of Purchaser or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law) or (ii) in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part.

4.17    Reorganization. Purchaser has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.18    Properties. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, Purchaser or one of its Subsidiaries (a) has good and insurable title to all the properties and assets reflected in the latest audited balance sheet included in such Purchaser SEC Reports as being owned by Purchaser or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Purchaser Owned Properties”), free and clear of all Liens of any nature whatsoever, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Purchaser SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Purchaser Leased Properties” and, collectively with the Purchaser Owned Properties, the “Purchaser Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Purchaser, the lessor. There are no pending or, to the Knowledge of Purchaser, threatened (in writing) condemnation proceedings against the Purchaser Real Property.

4.19    Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, (a) Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Purchaser reasonably has determined to be prudent and consistent with industry practice, and Purchaser and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Purchaser and its Subsidiaries, Purchaser or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.20    Accounting and Internal Controls.

(a)    The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.20(a). Purchaser and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Purchaser and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.

(b)    Purchaser’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Purchaser has Previously Disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c)    Since January 1, 2010, (A) neither Purchaser nor any of its Subsidiaries nor, to the Knowledge of Purchaser, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.

4.21    Derivatives. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, all Derivative Contracts, whether entered into for its own account, or for the account of one or more of its Subsidiaries or their respective customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, neither Purchaser nor its Subsidiaries, nor to the Knowledge of Purchaser any other party thereto, is in breach of any of its obligations under any Derivative Contract. The financial position of it and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Contracts has been reflected in its books and records and the books and records of such Subsidiaries, in each case in accordance with GAAP consistently applied.

4.22    Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Purchaser or any of its Subsidiaries, on the one hand, and any current or former director or executive officer of Purchaser or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the Purchaser Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Purchaser) on the other hand.

4.23    Labor. Neither Purchaser nor any of its Subsidiaries is, nor at any time since January 1, 2010 was, a party to or bound by any labor or collective bargaining agreement and to the Knowledge of Purchaser there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Purchaser or any of its Subsidiaries or compel Purchaser or any of its Subsidiaries to bargain with any such labor union, workers’ council or labor organization. There are no material labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Purchaser, threatened (in writing) and neither Purchaser nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2010. Neither Purchaser nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Purchaser and its Subsidiaries are in substantial compliance with all applicable laws relating to labor, employment, termination of employment or similar matters, including but not limited to laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not engaged in any material unfair labor practices or similar material prohibited practices. Except as Previously Disclosed or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Purchaser has made available to Company prior to the date of this Agreement a copy of all material written policies and procedures related to Purchaser’s and its Subsidiaries’ employees and a written description of all material unwritten policies and procedures related to Purchaser’s and its Subsidiaries’ employees.

4.24    Financing. Purchaser has or will have available to it prior to the Closing Date all immediately available funds and shares of Purchaser Common Stock available for issuance necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Agreement.

4.25    Loan Matters.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Purchaser, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Purchaser or any Subsidiary of Purchaser is a creditor (collectively, “Purchaser Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are in all material respects true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of Purchaser, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms in all material respects (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Purchaser Loan were in compliance in all material respects with all applicable laws at the time of origination by Purchaser or its Subsidiaries.

(b)    Each outstanding Purchaser Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Purchaser Loan files are being maintained in accordance in all material respects with the relevant notes or other credit or security documents and Purchaser’s written underwriting standards, in each case except for such exceptions as would not reasonably be expected, individually or in the aggregate to have a Material Adverse Effect on Purchaser, and in all material respects with all applicable requirements of applicable law.

(c)    Section 4.25(d) of the Purchaser Disclosure Schedule sets forth a list of all Purchaser Loans as of the date of this Agreement by Purchaser or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Purchaser or any of its Subsidiaries. There are no employee, officer, director or other affiliate Purchaser Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Purchaser Loans are and were originated in compliance in all material respects with all applicable Laws.

4.26    Community Reinvestment Act Compliance. Purchaser and each of its Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community

Reinvestment Act rating of “satisfactory” in its most recently completed exam. Purchaser has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Company or any such Subsidiary having its current rating lowered.

4.27    No Additional Representations.

(a)    Except for the representations and warranties made by Purchaser and Sub in this Article IV, none of Purchaser, Sub or any other person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, Sub or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser and Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Purchaser, Sub or any other person makes or has made any representation or warranty to Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Purchaser, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Purchaser and Sub in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Purchaser and Sub acknowledge and agree that neither Company nor any other person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Purchaser or any of its representatives. Without limiting the generality of the foregoing, Purchaser and Sub acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Purchaser or any of its representatives.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable law, or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, (i) Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (ii) each of Company and Purchaser shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company, Purchaser or Sub to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2    Company Forbearances. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except as Previously Disclosed, as expressly contemplated or permitted by this Agreement, or as required by applicable law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser (which shall not be unreasonably withheld):

(a)    (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants, in each case except as permitted under Section 5.2(g) or as required under the terms of Series B Preferred Stock or Class C Warrants.

(b)    (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) ordinary quarterly dividends not to exceed 5 cents per share, subject to potential increase in subsequent quarters up to an amount based on a dividend payout ratio of 25% of quarterly earnings (of the applicable prior quarter), to the extent declared by the Board of Directors of the Company, (B) authorized dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, or (C) required dividends on any Company Preferred Stock or securities of Company Subsidiaries) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than repurchases of common shares in the ordinary course of business to satisfy obligations under Employee Benefit Plans).

(c)    Amend the material terms of, waive any material rights under, terminate, knowingly violate the terms of or enter into (i) any Material Contract, Regulatory Agreement or other binding obligation that is material to Company and its Subsidiaries, taken as a whole, (ii) any material restriction on the ability of Company or its Subsidiaries to conduct its business as it is presently being conducted or (iii) any contract governing the terms of the Company Common Stock or rights associated therewith or any other outstanding capital stock or any outstanding instrument of indebtedness.

(d)    Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(e)    Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and would not reasonably be expected to present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.

(f)    Amend the Company Articles or the Company Bylaws, or similar governing documents of any of its Significant Subsidiaries.

(g)    Except as set forth in Section 5.2(g) of the Company Disclosure Schedule or as required under applicable law or the terms of any Employee Benefit Plan in effect as of the date hereof (i) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries, except for ordinary course merit-based increases in the base salary of employees (other than directors or executive officers of, or individuals who are party to an employment agreement or change of control agreement with, Company or its Subsidiaries) consistent with past practice, (ii) become a party to, establish, amend, alter a prior interpretation of in a manner that enhances rights or materially increases costs, commence participation in, terminate or commit itself to the adoption of any Employee Benefit Plan or plan that would be an Employee Benefit Plan if in effect as of the date hereof, other than de minimis amendments in the ordinary course of business consistent with past practice, (iii) grant, pay or increase (or commit to grant, pay or increase) any retention bonus, severance, retirement or termination pay, other than in connection with terminations of employment in the ordinary course of business consistent with past practice (iv) accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan, (vi) terminate the employment or services of any executive officer or employee who is party to a change in control agreement other than for cause, or (vii) hire any officer, employee, independent contractor or consultant, except in the ordinary course of business for non-executive officer positions for a base salary not in excess of $250,000.

(h)    Notwithstanding anything herein to the contrary, take, or omit to take, any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(i)    Incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business.

(j)    Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or requested by a Regulatory Agency.

(k)    Other than in consultation with Purchaser, make any material change to (i) its investment securities portfolio, derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by law or requested by a Regulatory Agency.

(l)    Settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $250,000 and that would not (i) impose any material restriction on the business of it or its Subsidiaries or (ii) create adverse precedent for claims that are reasonably likely to be material to it or its Subsidiaries.

(m)    Other than as determined to be necessary or advisable by Company in the good faith exercise of its discretion based on changes in market conditions, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its Subsidiaries or waive any material fees with respect thereto.

(n)    Make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(o)    Enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients.

(p)    Invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements.

(q)    (i) Except for Loans or commitments for Loans that have been approved by Company prior to the date of this Agreement, without prior consultation with Purchaser, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of (A) $5,000,000 (with respect to borrowers with an outstanding Loan from the Company or a Subsidiary of the Company as of the date hereof) or (B) $5,000,000 (with respect to all other borrowers), or (ii) without prior consultation with Purchaser, enter into agreements relating to, or consummate purchases or sales of, whole loans in excess of $5,000,000 in principal amount or purchase price.

(r)    Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(s)    Except pursuant to arrangements or agreements in effect on the date of this Agreement which have been Previously Disclosed, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than Loans originated in the ordinary course of business and, in the case of any such arrangements or agreements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 5.2.

(t)    Make or change any material Tax elections, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax law), take any material position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any material Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to a material amount of Taxes, surrender any right to claim a refund for a material amount of Taxes, or file any material amended Tax Return, in each case except in the ordinary course of business or consistent with past practice.

(u)    Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.2.

5.3    Purchaser Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, Purchaser shall not, and shall not permit any of its Subsidiaries to:

(a)    Amend the articles of incorporation or bylaws of Purchaser or similar governing documents of any of its Significant Subsidiaries in a manner that would materially and adversely affect the holders of Company Common Stock or that would materially impede Purchaser’s ability to consummate the transactions contemplated by this Agreement.

(b)    Notwithstanding anything herein to the contrary, take, or omit to take, any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)    Except as may be required by applicable law, regulation or policies imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(d)    Other than pursuant to the terms of the Purchaser Stock Plans in the ordinary course, (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants.

(e)    Sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except for (i) branch closures or (ii) sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and in a transaction that, together with all other such transactions, is not material to it and its Subsidiaries, taken as a whole and would not reasonably be expected to present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.

(f)    Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any material portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that, together with all other such transactions, is not material to it and its Subsidiaries, taken as a whole, and would not reasonably be expected to present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.

(g)    Materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by law or requested by a Regulatory Agency.

(h)    Settle any action, suit, claim or proceeding against it or any of its Subsidiaries that would impose any material restriction on the business of it or its Subsidiaries or create adverse precedent for claims that are reasonably likely to be material to it or its Subsidiaries.

(i)    Except pursuant to arrangements or agreements in effect on the date of this Agreement which have been Previously Disclosed, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement (other than employment and compensation related arrangements) with, any of its officers or directors or any of their family members, or any affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than Loans originated in the ordinary course of business.

(j)    With respect to it and its Significant Subsidiaries, adopt or enter into a plan of liquidation or dissolution;

(k)    Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a)    Purchaser and Company shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Purchaser and Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of Company and Purchaser shall thereafter mail or deliver the Joint Proxy Statement to its shareholders. Purchaser shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b)    The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement as soon as possible, and in any event no later than July 1, 2013, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Company and Purchaser shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to Company or Purchaser (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c)    Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of Company’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Joint Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Joint Proxy Statement.

(d)    In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Governmental Entity so as to enable the Closing to occur as soon as possible, and in any event no later than July 1, 2013, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of Purchaser, Company and their respective Subsidiaries, effecting the dissolution, internal merger or consolidation of Subsidiaries of Purchaser or the Company effective upon the Effective Time, or enhancing internal controls (including by increasing staffing levels and external hires).

(e)    Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2    Access to Information.

(a)    Upon reasonable notice and subject to applicable laws, Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Company is not permitted to disclose under applicable law), (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request and (iii) access to the necessary information (including the Company’s own good faith estimates as available and third-party reports, if any, commissioned by Company at Purchaser’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of Company in connection with the consummation of the transactions contemplated by this Agreement. Upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Agreement, including such title reports and environmental reports pertaining to Company Real Property not previously made available to Purchaser. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties dated April 23, 2012 (the “Confidentiality Agreement”).

(c)    No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3    Shareholder Approval.

(a)    The Board of Directors of Company has resolved to recommend to Company’s shareholders that they approve this Agreement (the “Company Board Recommendation”) and, subject to Sections 6.8(b)-(c) and 8.1(d), will submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Subject to Section 8.1(d), Company shall duly take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholder Meeting”). Subject to Sections 6.8(b)-(c) and 8.1(d), the Board of Directors of Company will include in the Joint Proxy Statement the Company Board Recommendation and use all reasonable best efforts to obtain from its shareholders the Company Shareholder

Approval. Unless this Agreement is terminated in accordance with its terms, including pursuant to Section 8.1(d) hereof, nothing otherwise contained in this Agreement shall be deemed to relieve Company of its obligation to submit this Agreement to its shareholders for a vote.

(b)    The Board of Directors of Purchaser has resolved to recommend to Purchaser’s shareholders that they approve the issuance of Purchaser Common Stock in connection with the Merger for purposes of NASDAQ Listing Rule 5635 (the “Purchaser Board Recommendation”), and will submit to its shareholders the proposed issuance of Purchaser Common Stock and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Purchaser shall duly take, in accordance with applicable law and the governing organization documents of Purchaser, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the Purchaser Shareholder Approval (the “Purchaser Shareholder Meeting”). The Board of Directors of Purchaser will include in the Joint Proxy Statement the Purchaser Board Recommendation and use all reasonable best efforts to obtain from its shareholders the Purchaser Shareholder Approval. Nothing contained in this Agreement shall be deemed to relieve Purchaser of its obligation to submit this Agreement to its shareholders to a vote.

(c)    Company and Purchaser shall cooperate to schedule and convene the Company Shareholder Meeting and the Purchaser Shareholder Meeting on the same date.

(d)    If on the date of the Company Shareholder Meeting, Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Shareholder Approval, Company shall adjourn the Company Shareholder Meeting until such date as shall be mutually agreed upon by Company and Purchaser, which date shall not be less than five (5) days nor more than 10 days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Company Shareholder Approval. Company shall only be required to adjourn or postpone the Company Shareholder Meeting one time pursuant to this Section 6.3(d).

(e)    If on the date of the Purchaser Shareholder Meeting, Purchaser has not received proxies representing a sufficient number of shares of Purchaser Common Stock to obtain the Purchaser Shareholder Approval, Purchaser shall adjourn the Purchaser Shareholder Meeting until such date as shall be mutually agreed upon by Company and Purchaser, which date shall not be less than five (5) days nor more than 10 days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Purchaser Shareholder Approval. Purchaser shall only be required to adjourn or postpone the Purchaser Shareholder Meeting one time pursuant to this Section 6.3(e).

6.4    Nasdaq Listing. Purchaser shall cause the shares of Purchaser Common Stock (including for the avoidance of doubt the shares of Purchaser Common Stock issuable upon exercise of the Class C Warrants or conversion of the Series B Preferred Stock) to be issued in the Merger to have been authorized for listing on the Nasdaq Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

6.5    Employee Matters.

(a)    During the period commencing at the Effective Time and ending on the eighteen (18) month anniversary of the Effective Time, Purchaser shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by Company and its Subsidiaries on the Closing Date (each a “Continuing Employee”) while employed by Purchaser or any of its Subsidiaries following the Effective Time with: (i) base salary and bonus opportunities consistent with base salary and bonus opportunities provided to Purchaser employees who perform similar roles and have similar responsibilities; and (ii) employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Purchaser to similarly situated employees of

Purchaser; provided, however, that until such time as Purchaser shall cause Continuing Employees to participate in the benefit plans of Purchaser, a Continuing Employees continued participation in the Employee Benefit Plans shall be deemed to satisfy the foregoing provision of this sentence (it being understood that participation in Purchaser benefit plans may commence at different times with respect to each Employee Benefit Plan). Accordingly, Company shall cooperate with Purchaser to ensure that from the Closing Date through the next open enrollment date for Purchaser’s group health, dental, vision and life insurance plans, the Continuing Employees shall continue to be covered by Company’s group health, dental, vision and life insurance plans; provided, however, that Company shall terminate, effective as of the Effective Time, its plans and programs with respect to long term care and health savings accounts. Without limiting the generality of the foregoing, Purchaser shall, or shall cause the Surviving Company to, maintain the severance policy of Company and its Subsidiaries applicable to Continuing Employees without amendment during the one-year period following the Effective Time (the “Company Severance Plan”) and provide each Continuing Employee who is not party to an individual employment or change of control agreement at the time of his or her termination of employment whose employment is terminated (other than under circumstances that constitute a termination for “cause”) with the severance payments and benefits to which the Continuing Employee would have been entitled under the Company Severance Plan immediately prior to the Effective Time, taking into account the Continuing Employee’s length of service with Company and its Subsidiaries as provided in Section 6.5(b).

(b)    Upon Continuing Employees’ enrollment in Purchaser’s employee benefit plans, such Continuing Employees will, consistent with the provisions of Section 6.5(a) above, become participants in all Purchaser’s employee benefit plans, practices, and policies on the same terms and conditions as similarly situated employees of Purchaser. Without limiting the generality of the foregoing, prior service credit for each of Continuing Employee’s service with Company, except as expressly provided otherwise herein, shall be given by Purchaser with respect to all Purchaser’s retirement plans, employee benefit plans, practices, and policies to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit. If any Continuing Employee becomes eligible to participate in any Purchaser employee benefit plan, practice, or policy that provides medical, hospitalization or dental benefits, Purchaser shall (A) cause any pre-existing condition limitations or eligibility waiting periods under such Purchaser benefit plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under the Employee Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (B) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser benefit plan.

(c)    From and after the Effective Time, subject to the requirements of applicable Law, Purchaser shall assume the employment and change in control arrangements of Continuing Employees who were employed with Company or its Subsidiaries as of the date of this Agreement and who continue such employment through the Effective Time; provided, that any changes that were made to such employment or change in control arrangements after July 31, 2012 shall have been discussed with and approved by Purchaser prior to their effectiveness.

(d)    If the Effective Time occurs after December 31, 2012 and prior to December 31, 2013, then Company shall pay each Continuing Employee who participates in an incentive compensation program maintained by Company or any of its Subsidiaries a prorated bonus relating to 2013 performance with performance deemed to have been achieved at target level immediately prior to the Closing Date.

(e)    Prior to the Closing Date, the Company’s Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”) and to ensure that the account balances of the participants in the Company 401(k) Plan are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Purchaser shall take the action necessary (including the amendment of Purchaser’s 401(k) Plan (the “Purchaser 401(k) Plan”)) to permit the Continuing Employees to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan to the Purchaser 401(k) Plan. Each Continuing Employee shall be eligible immediately as of the Effective Time to participate in the Purchaser 401(k) Plan.

(f)    Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee, independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Employee Benefit Plan, Purchaser Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries (including, after the Closing Date, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate any Employee Benefit Plan, Purchaser Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, independent contractor or other service provider any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries), or constitute or create an employment or other agreement with any employee, independent contractor or other service provider.

6.6    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, each of Purchaser and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the fullest extent permitted under applicable law; and Purchaser and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b)    Subject to the following sentence, for a period of six years following the Effective Time, Purchaser will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries (determined as of the Effective Time) (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for Company) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall Purchaser be required to expend, on an annual basis, an amount in excess of 150% of the aggregate annual premiums paid as of the date hereof by Company for any such insurance (the “Premium Cap”); provided, further, that if any such annual expense at any time would exceed the Premium Cap, then Purchaser will cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. Prior to the Effective Time and in lieu of the foregoing, Company will use reasonable best efforts to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and otherwise subject to the specification set forth on Exhibit 6.6(b) hereto and fully pay for such policy prior to the Effective Time.

(c)    Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Purchaser; provided that failure to so notify will not affect the obligations of Purchaser under Section 6.6(a) unless and to the extent that Purchaser is actually and materially prejudiced as a consequence.

(d)    If Purchaser or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Purchaser will cause proper provision to be made so that the successors and assigns of Purchaser will assume the obligations set forth in this Section 6.6.

6.7    Exemption from Liability Under Rule 16(b)-3. Prior to the Effective Time, Purchaser and Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.8    No Solicitation.

(a)    Company agrees that it will not, and will cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Company Acquisition Proposal.

(b)    Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date hereof and prior to obtaining the Company Shareholder Approval the Company receives an unsolicited bona fide Company Acquisition Proposal and the Board of Directors of Company concludes in good faith that such Company Acquisition Proposal constitutes, or is reasonably expected to result in, a Company Superior Proposal, then Company and its Board of Directors may, and may permit its Subsidiaries and its and its Subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Board of Directors of Company concludes in good faith (and based on the advice of counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso or engaging in any negotiations, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to Company than the Confidentiality Agreement and which expressly permits Company to comply with its obligations pursuant to this Section 6.8. Subject to the foregoing and Section 6.8(c) below, Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Purchaser with respect to any Company Acquisition Proposal and will use its reasonable best efforts, subject to applicable law, to (i) enforce any confidentiality or similar agreement relating to a Company Acquisition Proposal and (ii) within ten business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Purchaser and its affiliates) pursuant to any such confidentiality or similar agreement. Company will promptly (and in any event within 24 hours) advise Purchaser following receipt of any Company Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Company Acquisition Proposal and the substance thereof (including the identity of the person making such Company Acquisition Proposal), and will keep Purchaser promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or Company Acquisition Proposal, or all amendments or proposed amendments thereto) on a current basis (it being understood that for the avoidance of doubt that no such communications to Purchaser shall be deemed an Adverse Change of Recommendation). Company agrees that it shall contemporaneously provide to Purchaser any confidential or nonpublic information concerning Company or any of its Subsidiaries that may be provided to any other person in connection with any Company Acquisition Proposal which has not previously been provided to Purchaser.

(c)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Board of Directors of Company may make an Adverse Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d) if the Company receives a Company Acquisition Proposal that is not withdrawn and the Board of Directors of Company concludes in good faith that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided that:

(i)    the Board of Directors of Company concludes in good faith (and based on the advice of counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law;

(ii)    the Company provides Purchaser prior written notice at least three (3) business days prior to taking such action, which notice shall state that the Board of Directors of Company has received a Company Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Board of Directors of Company has resolved to effect an Adverse Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), as applicable, which notice shall specify the basis for such Adverse Change of Recommendation or termination, including the material terms of the Company Superior Proposal (a “Notice of Superior Proposal”) (it being understood for the avoidance of doubt that such Notice of Superior Proposal shall not be deemed an Adverse Change of Recommendation);

(iii)    during such three (3)-business day period, the Company negotiates in good faith with Purchaser (to the extent that Purchaser wishes to negotiate) to enable Purchaser to make an improved offer that is at least as favorable to the shareholders of the Company so that such Company Acquisition Proposal would cease to constitute a Company Superior Proposal; and

(iv)    at the end of such three (3)-business day period (or such earlier time that Purchaser advises the Company that it no longer wishes to negotiate to amend this Agreement), the Board of Directors of Company, after taking into account any modifications to the terms of this Agreement and the Merger agreed to by Purchaser and Sub after receipt of such notice, continues to believe that such Company Acquisition Proposal constitutes a Company Superior Proposal.

(d)    Nothing contained in this Agreement shall prevent Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Company Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement. As used in this Agreement, “Company Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Company or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner more than 24.9% of the voting power in, or more than 24.9% of the fair market value of the business, assets or deposits of, Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement, any sale of whole loans and securitizations in the ordinary course and any bona fide internal reorganization. As used in this Agreement, “Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal that the Board of Directors of Company concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby and to be reasonably capable of being consummated on the terms proposed, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law, and after taking into account any amendment or modification to this Agreement agreed to by Purchaser; provided that for purposes of the definition of “Company Superior Proposal,” the references to “more than 24.9%” in the definition of Company Acquisition Proposal shall be deemed to be references to “100%.”

6.9    Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.10    Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser, and Purchaser will furnish to Company, (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of it or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan, and (c) to the extent permitted by applicable law, any reports provided to its Board of Directors or any committee thereof relating to the financial performance and risk management of it or any of its Subsidiaries.

6.11    Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.12    Purchaser’s Board of Directors. Prior to the Effective Time, Purchaser’s Nominating and Corporate Governance Committee shall recommend to Purchaser’s Board of Directors one person from the Board of Directors of Company to serve on the Board of Directors of the Purchaser following the Effective Time. Such person shall have been an active member of Company’s Board of Directors as of June 30, 2012 through the Effective Time, with personal connections to the local Company civic and business community, and shall have qualified as an “independent” director of Company under applicable Nasdaq rules and otherwise meet any qualifications under Purchaser’s Bylaws and applicable laws and regulations. Upon approval of person by Purchaser’s Board of Directors, such director shall be invited to join the Boards of Directors of Purchaser and Columbia State Bank effective as of the Effective Time. Such director shall be entitled to compensation, indemnification and expense reimbursement in connection with his or her role as a director to the same extent as other directors on such Boards of Director of Purchaser and Columbia State Bank.

6.13    Company Trust Preferred Securities; FHLB Borrowings. Company will cooperate with Purchaser with respect to effecting the redemption of the Company’s trust preferred securities of West Coast Statutory Trusts III, IV, V, VI, VII and VIII and discharging the Company’s term FHLB borrowings, subject to and contingent upon the occurrence of the Closing, to the extent permitted by the terms of the governing indentures and/or applicable governing documentation and subject to and contingent upon regulatory approval.

6.14    Formation of Sub; Accession. As soon as reasonably practicable after the date hereof, Purchaser shall form a Washington or Oregon corporation as a wholly owned subsidiary of Purchaser (“Sub”). Promptly after incorporating Sub, (x) Purchaser, as the sole shareholder of Sub, shall approve and adopt this Agreement, and (y) Purchaser shall cause Sub to accede to this Agreement by executing a signature page to this Agreement, after which time Sub shall be a party hereto for all purposes set forth herein. Notwithstanding any provisions herein to the contrary, the obligations of Sub to perform its covenants under this Agreement shall commence only at the time of its incorporation. Prior to the Effective Time, Purchaser shall take such actions as are reasonably necessary to cause the Board of Directors of Sub to unanimously approve this Agreement and declare it advisable for Sub to enter into this Agreement.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. The Company Shareholder Approval and the Purchaser Shareholder Approval shall have been obtained.

(b)    Nasdaq Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq Stock Exchange, subject to official notice of issuance.

(c)    Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e)    Regulatory Approvals. (i) The necessary regulatory approvals from the Federal Reserve and the Oregon Department of Consumer and Business Services, and (ii) any other regulatory approvals set forth in Sections 3.4 and 4.4 the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on Purchaser or Company, in each case required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.2    Conditions to Obligations of Purchaser. The obligation of Purchaser and Sub to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (ii) Sections 3.1(a), 3.2(b), 3.3(a), 3.3(b)(i), 3.7 and 3.10, which shall be true and correct in all material respects, and (iii) Section 3.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Company has had or would reasonably be expected to result in a Material Adverse Effect on Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.

(b)    Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c)    Tax Opinion. Purchaser shall have received an opinion of Graham & Dunn, P.C., dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Graham & Dunn, P.C., will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser and Company.

7.3    Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Purchaser (other than the representations and warranties set forth in (i) Section 4.2(a), which shall be true and correct except to a de minimis extent (relative to Section 4.2(a) taken as a whole), (ii) Sections 4.1(a), 4.2(b), 4.3(a), 4.3(b)(i) and 4.7, which shall be true and correct in all material respects, and (iii) Section 4.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Purchaser has had or would reasonably be expected to result in a Material Adverse Effect on Purchaser; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to the foregoing effect.

(b)    Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(c)    Tax Opinion. Company shall have received an opinion of Wachtell, Lipton, Rosen & Katz, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser and Company.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company or Purchaser:

(a)    Mutual Consent—by mutual consent of Company and Purchaser in a written instrument authorized by the Boards of Directors of Company and Purchaser;

(b)    Either Party—by either Company or Purchaser;

(i)    No Regulatory Approval—if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any

Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(ii)    Delay—if the Merger shall not have been consummated on or before July 1, 2013 (the “End Date”); provided that if as of such date, the conditions to the Closing set forth in Section 7.1(e) shall not have been satisfied, then the End Date shall be extended to and including October 1, 2013, if either the Company or Purchaser notifies the other party in writing on or prior to July 1, 2013, of its election to extend the End Date to October 1, 2013; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be consummated by the applicable End Date;

(iii)    Breach—if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of the Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(iv)    No Company Shareholder Approval—if the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(iv) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the Company Shareholder Approval at the Company Shareholder Meeting, or at any adjournment or postponement thereof;

(v)    No Purchaser Shareholder Approval—if the Purchaser Shareholder Approval shall not have been obtained at the Purchaser Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(v) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the Purchaser Shareholder Approval at the Purchaser Shareholder Meeting, or at any adjournment or postponement thereof;

(c)    No Company Recommendation—by Purchaser, prior to such time as the Company Shareholder Approval is obtained, if Company or the Board of Directors of Company submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.8(c), or recommends to its shareholders a Company Acquisition Proposal other than the Merger (an “Adverse Change of Recommendation”); or

(d)    Company Superior Proposal—by Company, prior to such time as the Company Shareholder Approval is obtained, in order to enter into a definitive agreement providing for a Company Superior Proposal; provided that the Company Termination Fee is paid to Purchaser in advance of or concurrently with such termination in accordance with Section 8.3(b); or

(e)    Purchaser Average Closing Price Decline-By Company, by written notice to Purchaser on the business day immediately following the Determination Date, effective as of the date that is three business days following the date of such written notice, in the event that:

(i)    The Purchaser Average Closing Price is less than $15.55 (with a proportionate adjustment in the event that outstanding shares of Purchaser Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date); and

(ii)    The number obtained by dividing the Purchaser Average Closing Price by $18.85 (the “Closing Price Change Ratio”) is less than the number obtained by (a) dividing the Final Index Price by the Initial Index Price (the “Index Change Ratio”) and then (b) multiplying the quotient so obtained by 0.825.

If Company elects to terminate pursuant to this Section 8.1(e) and provides such written notice to Purchaser, then within two business days following Purchaser’s receipt of such notice, Purchaser may elect by written notice to Company to adjust the Merger Consideration by increasing the Total Cash Amount dollar for dollar by the Pricing Differential. If Purchaser makes such election to increase the Total Cash Amount, no termination will occur pursuant to this Section 8.1(e) and this Agreement will remain in effect according to its terms (except as the Total Cash Amount has been increased).

For purposes of this Section 8.1(e), the following terms have the meanings indicated below:

“Determination Date” means the 5th business day immediately prior to the Closing Date.

“Determination Period” means the period beginning on the day that is 20 days prior to the Determination Date and ending on the Determination Date.

“Final Index Price” means the average closing price of the KBW Regional Banking Index as quoted on Bloomberg.com (KRX:IND) during the Determination Period.

“Initial Index Price” means $57.31, which is the closing price of the KBW Regional Banking Index as quoted on Bloomberg.com (KRX:IND) on September 25, 2012.

“Pricing Differential” means the amount of the difference between (A) the Total Stock Amount multiplied by $15.55 and (B) the Total Stock Consideration.

8.2    Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, and 9.3 through 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of Company, shall include the loss to Company’s shareholders of the economic benefits of the Merger).

8.3    Fees and Expenses.

(a)    Except for the registration fee for the Form S-4 filing and other fees paid to the SEC in connection with the Merger, which shall be paid by Purchaser, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement (including costs and expenses of printing and mailing the Joint Proxy Statement) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except as otherwise provided in Section 8.3(b) or 8.3(c) hereof.

(b)    Company Termination Fee.

(i)    In the event that this Agreement is terminated by Company pursuant to Section 8.1(d) (Company Superior Proposal), then Company shall pay Purchaser a fee, in immediately available funds, in the amount of $20,000,000 (the “Company Termination Fee”) in advance of or concurrently with such termination.

(ii)    In the event that, prior to the Company Shareholder Meeting and after the date hereof, any person shall have made a Company Acquisition Proposal, which proposal has been publicly announced, disclosed or proposed and not withdrawn, and:

1)    thereafter this Agreement is terminated:

(a)    by either party pursuant to Section 8.1(b)(ii) (Delay) without the Company Shareholder Approval having been obtained and such failure to obtain the Company Shareholder Approval is the only condition set forth in Article VII that is unsatisfied, or Section 8.1(b)(iv) (No Company Shareholder Approval); or

(b)    by Purchaser pursuant to Section 8.1(b)(iii) (Breach) or Section 8.1(c) (No Company Recommendation); and

2)    within twelve months after such termination of this Agreement, a Company Acquisition Proposal shall have been consummated or any definitive agreement with respect to a Company Acquisition Proposal shall have been entered into; (provided that for purposes of the foregoing, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.8(d) except that the references to “24.9%” in the definition of a “Company Acquisition Proposal” in Section 6.8(d) shall be deemed to be references to “100%”);

then Company shall pay Purchaser the Company Termination Fee immediately following the earlier of the execution of a definitive agreement with respect to, or the consummation of, such Company Acquisition Proposal. In no event shall Company be obligated to pay Purchaser the Company Termination Fee on more than one occasion.

(c)    Purchaser Termination Fee. In the event that:

(i)    this Agreement is terminated by either party pursuant to Section 8.1(b)(v) (No Purchaser Shareholder Approval); or

(ii)    this Agreement is terminated by either party pursuant to Section 8.1(b)(i) (No Regulatory Approval) or pursuant to Section 8.1(b)(ii) (Delay) and at the time of such termination the Requisite Regulatory Approvals have not been obtained, in each case for reasons solely attributable to Purchaser or its regulatory status;

then Purchaser shall pay Company a fee, in immediately available funds, in the amount of $5,000,000 (the “Purchaser Termination Fee”). In no event shall Purchaser be obligated to pay Company the Purchaser Termination Fee on more than one occasion.

(d)    Liquidated Damages. Company and Purchaser acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement. The amounts payable by Company pursuant to Section 8.3(b) or by Purchaser (provided Purchaser has fully complied with its obligations hereunder, including with respect to Sections 6.1 and 6.3 hereof) pursuant to Section 8.3(c) constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Purchaser or Company, as applicable, in the event of termination of this Agreement under such applicable section. In the event that either party fails to pay when due any amounts payable under this Section 8.3, then (i) such party shall reimburse the other party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

8.4    Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Company or Purchaser; provided, however, that after any approval of the transactions contemplated by this Agreement by such shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5    Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX.

GENERAL PROVISIONS

9.1    Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Pacific Standard time, at the offices of Graham & Dunn, P.C., counsel to Purchaser, on the first business day of the first calendar month that follows the month in which the last to be satisfied of the conditions set forth in Article VII is satisfied (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions), unless extended by mutual agreement of the parties (the “Closing Date”); provided that if such conditions are satisfied on or after December 1, 2012, and before December 31, 2012, the Closing shall take place on December 31, 2012.

9.2    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Purchaser or Sub, to:

Columbia Banking System, Inc.

1301 A Street

Tacoma, WA 98402

Attention:    Melanie J. Dressel

Facsimile:   (253) 272-2601

with a copy (which shall not constitute notice) to:

Graham & Dunn, P.C.

2801 Alaskan Way, Suite 300

Seattle, WA 98112

Attention:    Stephen M. Klein

                     Kumi Y. Baruffi

Facsimile:   (206) 340-9599

(b)    if to Company, to:

West Coast Bancorp

5335 Meadows Road, Suite 201

Lake Oswego, OR 97035

Attention:    Robert D. Sznewajs

Facsimile:   (503) 684-0781

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    Matthew M. Guest

Facsimile:   (212) 403-2000

9.4    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the phrase “to the Knowledge of Company” means the actual knowledge of any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Purchaser” means the actual knowledge of any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6    Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7    Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9    Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

9.10    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except for Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, (1) Purchaser and Sub, on the one hand, and the Company, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (2) this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth herein.

9.11    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

9.12    Disclosure Schedule.

(a)    Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser delivered to Company a schedule a (“Purchaser Disclosure Schedule”),

each of which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, respectively, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

(b)    For purposes of this Agreement, “Previously Disclosed” means information set forth by Company or Purchaser in the applicable paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, or any other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Company Disclosure Schedule or Purchaser Disclosure Schedule is also applicable to the section of this Agreement in question).

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ Melanie J. Dressel
Name: Melanie J. Dressel Title: President & CEO

WEST COAST BANCORP

By:	/s/ Robert D. Sznewajs
Name: Robert D. Sznewajs Title: President & CEO

Acceded to as of                                         , 2012

(Sub)

By:
Name: Title: President & CEO

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